SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2002,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

REPORT

FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2002

ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

ANOTHER SOUND QUARTER WITH SIGNIFICANT HEDGE BOOK REDUCTIONS

Group results for the quarter …

- Hedge book reduced by a further 2.4Moz (165% of quarter's production) to 10.5Moz.
- Operating profit up 10% to $162m.
- Headline earnings marginally down to $87m.
- Net profit up $8m to $79m.
- Received gold price up $18/oz to $305/oz.
- Stengthening rand impacts on total cash costs – up by 7% or $10/oz to $161/oz.
- Gold production up 4% to 1.4Moz.

… and for the half year

- Operating profit up 31% to $309m compared with the same period in 2001.
- Headline earnings up 44% to $176m.
- Total cash costs down 17% to $156/oz due to weakened rand and changed asset mix.
- Gold production down to 2.8Moz mainly due to the sale of the Free State assets.
- Interim dividend of R13.50/share ($0.66/ADS) declared for first half of 2002, an increase of 93% compared to the 2001 interim dividend.

Regional operating results for the quarter

SOUTH AFRICA

- Operating profit down 5% to R1.13bn ($108m).
- Total cash costs up 2% to R51,234/kg (up 12% to $152/oz).
- Gold production up by 386kg (13,000oz) to 26,422kg (850,000oz), despite effect of seismic events at Great Noligwa.
- Seismicity contributes to 15 fatalities for the quarter.

EAST AND WEST AFRICA

- Mixed performance for the quarter with difficulties experienced at Sadiola and Yatela.
- Operating profit down 8% to $22m.
- Total cash costs up 13% to $144/oz.
- Gold production down 2% to 233,000oz (attributable).

NORTH AMERICA

- Better weather conditions contribute to improved performances.
- Operating profit up from loss-making position to break-even.
- Gold production up 20% to 114,000oz.
- Total cash costs down to $213/oz.

SOUTH AMERICA

- Operating profit marginally lower at $14m.
- Total cash costs up marginally to $129/oz.
- Gold production up 2% to 104,000oz.
- Consistent, commendable safety performances.

AUSTRALIA

- Exceedingly strong performance from Sunrise Dam with improvements at Union Reefs.
- Operating profit up 188% to A$23m ($12m).
- Total cash costs down 11% to A$337/oz ($186/oz).
- Gold production up 16% to 135,000oz.
- Boddington plant on "care and maintenance".

		Quarter ended Jun 2002	Quarter ended Mar 2002	Six months ended Jun 2002	Six months ended Jun 2001	Quarter ended Jun 2002	Quarter ended Mar 2002	Six months ended Jun 2002	Six months ended Jun 2001
		Dollar/Imperial				Rand/Metric			
Gold									
Produced -	- oz (000)/kg	1,426	1,377	2,803	3,482	44,369	42,816	87,185	108,292
Price received*	- $/oz /R/kg sold	305	287	296	290	102,498	106,181	104,305	73,915
Total cash costs	- $/oz /R/kg produced	161	151	156	189	54,177	56,033	55,085	48,061
Total production costs	- $/oz /R/kg produced	201	188	195	225	67,645	69,653	68,629	57,309
Operating profit	- $/R million	124	118	242	234	1,304	1,359	2,663	1,859
Operating profit including realised non-hedge derivatives	- $/R million	162	147	309	236	1,687	1,696	3,383	1,878
Net profit	- $/R million	79	71	150	106	828	810	1,638	846
Headline earnings	- $/R million	87	93	180	127	903	1,070	1,973	1,013
Headline earnings before unrealised non-hedging derivatives	- $/R million	87	89	176	122	905	1,027	1,932	975
Capital expenditure	- $/R million	67	51	118	142	709	588	1,297	1,124
Net earnings (basic)	- cents per share	71	64	135	99	748	734	1,479	790
Headline earnings	- cents per share	79	84	163	119	815	969	1,782	947
Headline earnings before unrealised non-hedging derivatives	- cents per share	79	81	159	114	817	930	1,745	911
Dividends	- cents per share			132	85			1,350	700

* Price received includes realised non-hedge derivatives

Certain forward-looking statements

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.

Annual report on Form 20-F

On 28 June 2002, AngloGold filed its annual report on Form 20-F for the year ended 31 December 2001, in accordance with Securities and Exchange Commission requirements, under Commission file number 0-29874. A printed copy of the report is available on request from the Contacts as listed on the inside back cover.

List of abbreviations

$	United States dollars
A$	Australian dollars
bn	billion
capex	capital expenditure
FIFR	Fatal Injury Frequency Rate per million hours worked
g	grams
g/t	grams per tonne
kg	kilograms
LOM	Life of Mine
LTIFR	Lost Time Injury Frequency Rate per million hours worked. AngloGold utilises the strictest definition in reporting LTIFR in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.
m	metre or million; depending on the context
m^2	square metres
Mt	million tonnes or tons
Mtpa	million tonnes/tons per annum
Moz	million ounces
oz	ounces (troy)
R / rand	South African rands
RIFR	Reportable Injury Frequency Rate per million hours worked
t	tons (short) or tonnes (metric)
tpa	tonnes per annum
tpm	tonnes per month
VCR	Ventersdorp Contact Reef



Published by AngloGold

PO Box 62117
Marshalltown
2107
South Africa

Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

LETTER FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Shareholder,

AngloGold's second quarter has again seen a significant reduction in the company's hedge book, which came down a further 2.4 million ounces, following the 1.7 million ounce reduction we reported in the first quarter this year. The quarter also saw continued strong operational performance, with operating profit up 10% to $162 million, net profit up 11% to $79 million and headline earnings marginally lower at 79 US cents per share.

The reduction in the hedge has produced a received price which is $7 lower than the average spot price for the quarter. The hedge has been reduced in the light of the more positive medium- and long-term prospects for the gold price, as well as the improved margins and lower cost base of AngloGold's production.

During the quarter the South African Parliament passed the new Minerals and Petroleum Resources Development law. In essence, mineral rights will now be leased from the State rather than owned outright and will require a commitment to black economic empowerment and social development. Your company supports both of these broad policy objectives although they must be achieved in a responsible way. The recently published Department of Minerals and Energy (DME) document outlining its initial position is unrealistic and unhelpful. In a joint statement issued today, the DME confirmed that the document does not represent official government policy. We are hopeful that dialogue between the industry and government will soon yield a mutually acceptable outcome and achieve the level of certainty that is required to ensure confidence and stability in the market.

The strategy of AngloGold is to create shareholder wealth through the mining and marketing of gold. Return on capital for this quarter was 15%, and return on equity 20%. The company plans to grow its earnings through the discovery, development and acquisition of low cost, high margin ounces. Today we reported the acquisition of an additional 130,000 ounces per annum by doubling our stake in the Cerro Vanguardia mine in Argentina, which reported total cash costs for the first six months of 2002 at $101 per ounce. AngloGold brought this mine into production and has operated it successfully since 1999. The mine has continued to produce profits and externalisable earnings despite Argentina's current economic problems, and we are confident it will continue to do so throughout its planned life, which is until at least 2012.

The Board has declared an interim dividend of R13.50 per share ($0.66 per ADS), which represents an increase of 93% on the interim dividend of 2001.

In the context of highly volatile world markets we are convinced that AngloGold will continue to generate solid earnings, and earn competitive returns for its shareholders.

RUSSELL EDEY
Chairman

BOBBY GODSELL
Chief Executive Officer

30 July 2002

FINANCIAL AND OPERATING REVIEW

OVERVIEW

The quarter's results are characterised by a significant reduction in the company's open hedge book position, a gold price which has further strengthened and the company's sound operating and financial performance. A 4% increase in gold production to 1.4Moz, was particularly pleasing in the light of the cumulative impact of a number of seismic events at Great Noligwa, AngloGold's largest South African producer.

AngloGold's good operational performance, its positive view of the gold market and its willingness to manage its hedge book to take account of changing market circumstances have again resulted in a significant reduction in its open hedge position. At the end of the second quarter, the hedge book had been reduced by a further 2.4Moz (165% of the quarter's production) to 10.5Moz. This substantial reduction was achieved while containing the decrease in the gold price received for the quarter to some $7 below the average spot price.

AngloGold's results for the June quarter reflect a solid financial and operating performance with operating profit up 10% to $162m. The received gold price increased by $18/oz on last quarter to $305/oz. This was partially offset by a $10/oz or 7% increase in total cash costs to $161/oz, due to the strengthening of the rand.

Headline earnings decreased marginally to $87m, primarily due to an abnormal item relating to the $10m settlement of a legal claim and to higher taxation. The higher taxation resulted from the end of the tax holiday at Sadiola and a one-off adjustment in the previous quarter.

Net profit increased from $71m to $79m. This large increase is explained by the inclusion in the previous quarter of an exceptional loss on the disposal of the Free State assets in South Africa.

Operating profit for the first half of 2002 increased by 31% to $309m compared with the first six months of 2001. Headline earnings went up by 44% to $176m despite a 20% reduction in gold production to 2.8Moz, mainly as a result of the sale of AngloGold's Free State assets. Total cash costs decreased by 17% from $189/oz to $156/oz, as a result of the rand weakening against the dollar and the change in AngloGold's asset mix.

AngloGold has declared an interim dividend for the first half of 2002 of R13.50/share ($0.66/ADS)[1], which represents an increase of 93% on the interim dividend of 2001 and an annualised dividend yield of 6.6% based on AngloGold's closing share price on the JSE of R408 on 29 July 2002.

SOUTH AFRICA

Overall performance

The operating profit from the South African mines at R1.13bn ($108m), was 5% lower than that of the previous quarter.

Total cash costs for the region rose by only 2% to R51,234/kg (up 12% in dollar terms to $152/oz, due to the revaluation of the South African currency over the quarter) despite a 12% increase in volume mined and relatively unchanged grades. Gold production increased by 386kg (13,000oz) quarter-on-quarter. The Kopanang and Tau Lekoa operations at Vaal River this quarter reported reduced revenue from uranium and acid by-products, a trend that is likely to continue in the future.

Productivity indices, expressed in grams of gold produced per employee, remained at 222g/employee, while square metres mined per employee improved by 10% to 4.58m^2/ employee.

Two tragic seismic events, which caused multiple fatalities at Great Noligwa, contributed to a total of 15 mine deaths during the quarter. Three of these were caused by falls of ground, nine through seismicity, two as a result of trucks and tramming and one was caused through the use of machinery. The LTIFR for the year to date compared with the same period last year, decreased from 12.26 to 10.41.

Mine performance

Operating profit at **Great Noligwa** decreased by 3% to R433m ($42m). Total cash costs increased by 3% over the previous quarter to R38,158/kg ($113/oz) due to increased expenditure on improvements to shaft infrastructure. Volume mined rose by 5% on the previous quarter and, although grades dropped by 3% to 11.29g/t, the mine achieved a 35kg increase in gold production, despite the cumulative effect of a number of damaging seismic events during the quarter.

---

[1] See note 6 on page 11.

Although the effect of these events is likely to be felt on the performance of Great Noligwa in the third quarter, the necessary remedial action has been taken to address the cause of the problems.

At **Kopanang,** operating profit decreased by 5% to R161m ($15m) while total cash costs rose by 5% to R52,552/kg ($156/oz) due to lower by-product contributions. Volume mined was 17% higher, following a slow start in the first quarter. Gold produced was 3% up at 3,842kg (124,000 oz), but yield was slightly down at 7.11g/t.

Operating profit at **Tau Lekoa** fell by 11% to R56m ($6m) and total cash costs increased marginally to R64,149/kg ($191/oz) as a result of lower by-product contributions. The 14% increase in volume mined was partially offset by a lower head grade (down 9%), with gold production 7% higher than that of the previous quarter at 2,379kg (76,000oz).

At **TauTona**, operating profit fell by 14% to R234m ($22m) while total cash costs increased by 2% to R45,499/kg ($135/oz). Volume mined rose by 1% but this was offset by a reduced yield (down 6%) due to mining in lower grade areas. Gold production decreased by 8% to 4,574kg (148,000oz).

Operating profit at **Savuka** increased by 55% to R62m ($5m). Total cash costs were down by 10% to R69,422/kg ($207/oz). Volume mined increased by 23% as a result of improvements in the rate of face advance. The higher grade in the Carbon Leader Reef resulted in a 3% improvement in yield and an increase of 21% in gold produced to 2,219kg (71,000oz).

At **Mponeng**, operating profit was stable at R74m ($7m). Total cash costs were reduced by 2% to R61,937/kg ($184/oz) despite increased expenditure from the equipping of recently holed raise lines. Volume mined increased by 13%, although grades declined by 4%, and gold production rose by 8% to 3,290kg (105,000oz).

At **Ergo**, operating profit fell by 18% to R67m ($7m) and gold production decreased by 10% to 1,997kg (65,000oz) following a drop in grade. Total cash costs increased by 2% to R60,268/kg ($179/oz).

EAST AND WEST AFRICA

Overall performance

The East and West Africa region had a mixed quarter with good performances at Geita and Morila offset by difficulties experienced at Sadiola and Yatela.

Operating profit for the region decreased by 8% to $22m and total cash costs increased by 13% to $144/oz. Overall gold production was down 2% on the previous quarter at 223,000 attributable ounces but remained above target.

Regrettably, during the quarter two fatalities occurred – one at Geita and one at Morila. There were ten lost time injuries during the quarter.

Mine performance

Operating profit at **Sadiola** (38% attributable) decreased by 24% on the last quarter and total cash costs increased by 8% to $145/oz. Although tonnage throughput went up by 9%, the low availability of high-grade material and continued problems with the treatment of the sulphide ore resulted in a 17% drop in the average recovered grade for the quarter to 2.85g/t. Consequently, gold production, at 44,000 attributable ounces, was 10% lower than that of the previous quarter. The final instalment on the project finance loans for the development of Sadiola was paid this quarter; the total repayments for the five-year period of the facility amounted to $288m.

At **Yatela** (40% attributable), operating profit decreased by 24% to $2m. Total cash costs increased by 24% to $178/oz as a result of lower production and higher maintenance costs arising from work performed on the mineral sizer. A 22% decline in the average recovered grade resulted in gold production of 22,000 attributable ounces being 14% down on an exceptional first quarter. It is expected that the operation will be on target for the year.

At **Morila** (40% attributable), operating profit increased by 6% to $7m and total cash costs, at $108/oz, rose by 8%. Gold production improved by 1% to 60,000 attributable ounces for the quarter. Going forward, the interception of higher grades of ore earlier than anticipated indicates a favourable trend in the reserves.

Operating profit at **Geita** (50% attributable) at $6m decreased by 2%. Total cash costs, at $168/oz, went up by 8% mainly due to increased mining volumes from the Kukuluma pit, resulting in greater haulage distances to the Geita plant during the quarter. A rise of 6% in the average recovered grade of 3.83g/t for the quarter enabled the mine to increase gold production by 10% to 77,000 attributable ounces.

At **Navachab**, operating profit decreased by 12% to $3m. Total cash costs increased by 41% to $164/oz, mainly due to higher mining costs, the strengthening of the Namibian dollar and reduced gold production. Gold production decreased by 8% to 20,000oz for the quarter. Due to the recent improvement in the spot gold price, a feasibility study was completed at Navachab for a pushback in the eastern pit. This study explored the possibility of increasing production by some 375,000oz and extending the mine life by five years to 2012. The project will be presented to the AngloGold Board of directors during the second half of 2002.

NORTH AMERICA

Overall performance

The performance of the North America region improved in the second quarter with better weather conditions and productivity improvements at Jerritt Canyon and higher solution grades at Cripple Creek & Victor (CC&V). Operating profit increased quarter-on-quarter from a loss of $1m to break even due to a 20% rise in gold production to 114,000oz and cost-cutting efforts for the quarter resulting in lower total cash costs of $213/oz.

The $195m CC&V expansion project is progressing on schedule with a significant portion of the leach pad addition being completed. Expectations are that the majority of the project's construction work will be completed during the third quarter of this year. It is anticipated that average LOM cash costs are expected to be reduced from $227/oz to $176/oz.

Mine performance

Operating profit at **Cripple Creek & Victor** (67% ownership with 100% interest in production) decreased from $1m in the first quarter to break even in the second quarter as a result of increased non-cash costs arising from accelerated depreciation of the existing crushing circuit. Total cash costs were 3% lower than those of the first quarter at $193/oz. Construction continues on schedule for the commissioning of the new crushing facility early in the third quarter. Production at this facility was 12% higher for the quarter at 48,000oz due to improved solution grades.

Jerritt Canyon's (70% attributable) operating profit increased from a loss of $2m in the first quarter to break even in the second quarter. Total cash costs at $223/oz were 24% lower than those of the first quarter due to increased production and improved productivity resulting from the reorganisation of labour in the underground mines. Production was 27% higher at 66,000 attributable ounces. Improved weather conditions in the second quarter, lead to an increase in production which resulted in higher mill throughput.

SOUTH AMERICA

Overall performance

The region's attributable operating profit was marginally down at $14m. Total cash costs for the quarter were 3% up at $129/oz as a result of lower silver by-product credits at both Morro Velho and Cerro Vanguardia. Gold production was 2% higher than in the previous quarter at 104,000oz.

The South America region again had a good safety performance this quarter, with its LTIFR below the Ontario benchmark. Cerro Vanguardia's operations were audited by international NOSA and NQA auditors and awarded a Five Star rating as well as an environmental ISO 14001 certification, making it the first NOSA-affiliated mine in the world to achieve this status. The Morro Velho and Serra Grande operations both have safety indicators above the Ontario benchmark.

Mine performance

At **Morro Velho,** operating profit rose by 17% to $7m. Total cash costs were 5% lower at $139/oz. Gold production was 11% higher than the previous quarter at 51,000oz, due to higher tonnage and grade as well as improved gold recovery from the circuit used during the roaster and acid plant shutdown in April.

At **Cerro Vanguardia** (46.25% attributable), operating profit decreased by 20% to $4m due to the lower volume of gold sold (down 6%) and higher total cash costs (up 17% to $109/oz). The devaluation of the peso further worsened the mine's unit cost performance. Gold production was 12% lower than the previous quarter at 29,000 attributable ounces, mainly due to the impact of adverse weather conditions.

At **Serra Grande** (50% attributable), operating profit was maintained at $4m. Total cash costs were $108/oz. Gold production was 4% higher than the previous quarter at 24,000 attributable ounces as a result of higher grade.

AUSTRALIA

Overall performance

Operating profit increased by 188% or A$15m ($8m) to A$23m ($12m) as a result of higher sales and stronger prices. Overall, total cash costs decreased by 11% to A$337/oz ($186/oz).

Production for the June quarter of 135,000oz was 16% higher than the March quarter with an exceedingly strong performance at Sunrise Dam and improvements at Union Reefs. There was a small reduction in the amount of gold recovered from the clean-up of the Boddington plant which ceased operations in December 2001.

The region continued its good safety performance with only two minor lost time injuries and two restricted work cases during the quarter.

Mine performance

Operating profit at **Sunrise Dam** rose by 130% to A$23m ($13m) from A$10m ($5m) in the previous quarter. Production increased by 20% to 102,000oz. Plant throughput was maintained at an annualised rate of close to 3.4Mtpa and recovered grades improved to 3.75g/t as mining progressed into high-grade areas. As a consequence, total cash costs fell by 12% to A$304/oz ($168/oz).

At **Union Reefs,** operating profit increased to A$2m ($1m) in the June quarter after a break-even result in March. Regaining access to the main Crosscourse pit after the wet season allowed grades to improve and lifted gold production for the June quarter to 32,000oz, 7% higher than that of the previous quarter. Total cash costs fell by 8% to A$401/oz ($222/oz) as a result of the higher production.

Minor quantities of gold were recovered from the **Boddington** plant as clean-up activities were completed. The plant is now on "care and maintenance" pending a decision on the Expansion Project.

Implementation of the mine rehabilitation plan at **Tanami** is continuing.

EXPLORATION

In **West Africa**, exploration at Yatela and Sadiola in Mali continued to define further oxide resources and generate new targets.

In **East Africa** at the Geita mine in Tanzania, exploration drilling continues to upgrade the Mineral Resource. Exploration drilling during the first six months of this year has resulted in an increase in the Mineral Resource by 0.76Moz to a total of 15Moz comprising:
- Measured 41.83Mt at 3.55g/t for 4.77Moz;
- Indicated 54.56Mt at 4.37g/t for 7.67Moz; and
- Inferred 19.33Mt at 4.11g/t for 2.56Moz

The increase comes primarily from the Nyankanga pit area.

At Nyankanga, mineralisation remains open along strike towards the east and west with drill intersections including 26m at 4.06g/t and 14m at 14.90g/t. At Geita Hill West, encouraging results continue with intercepts of 16m at 19.2g/t and 43m at 6.4g/t. Based on the exploration success at Geita to date, the programme has been expanded to include further drilling at Nyankanga East and West, Geita Hill and north-east extensions and Lone Cone – Copcot.

In **North America,** focus continued on Mineral Resource definition at Cripple Creek & Victor and

Jerritt Canyon. No further results were obtained from Red Lake in Canada.

In **South America** at Cerro Vanguardia, drilling identified further open-pit mineralisation in new veins and in strike extensions at several of the existing pits.

In the Iron Quadrangle of Brazil, drilling at Córrego do Sítio has located a series of new high-grade zones, with grades of 7 to 35g/t over widths of 1 to 18m, with potential to significantly increase the Mineral Resource. At the Lamego project near the Cuiabá mine, drilling continued to define extensions to known mineralisation, confirming a sulphide Mineral Resource estimate comprising:
- Measured 0.42Mt at 6.8g/t for 0.09Moz;
- Indicated 0.69Mt at 7.15g/t for 0.16Moz; and
- Inferred 2.64Mt at 5.79g/t for 0.49Moz

At Mina Serra Grande, deep drilling has defined the down dip mineralisation in the Mina III orebody as well as extensions in the shallower Mina Nova orebody.

Greenfield exploration in Peru saw second phase drilling under way in southern Peru.

In **Australia**, drill testing of the Western Shear Zone at Sunrise Dam intersected continuous high-grade mineralisation immediately outside the south-western margin of the current design open-pit shell. Intersections included 12m at 22.1g/t, 4m at 72.6g/t, 11m at 30.6g/t and 24m at 12.7g/t. Step-out drilling of the Sunrise Shear underground zone to the north-west of the Sunrise Dam open pit intersected 21m at 17.7g/t.

Infill diamond drilling at Coyote in the Tanami region intersected encouraging mineralisation in the Sylvestor lode in the north of the prospect area, with one hole intersecting 8m at 4.2g/t and 9m at 4.7g/t.

_____

Note:

All reference to operating profit and price received includes the realised non-hedge derivative gains (losses).

All reference to headline earnings excludes unrealised non-hedge derivative gains (losses).

Rounding of figures may result in computational discrepancies.

GOLD MARKET

The second quarter saw growing US dollar weakness, and growing gold strength. The gold price reached $330/oz during the quarter, and the average price of $312 was 7.5% better than the average for the previous quarter. The gold price rise mirrored the major correction under way in the dollar. The US currency closed the quarter at $0.99 to the euro, or 12% weaker than its opening exchange rate of $0.87; there is no doubt that the state of the dollar encouraged buying in gold for most of the quarter, and renewed dollar weakness in July has again triggered a stronger gold price; this is reflected in the graph below.

The 10% strengthening of the rand against the dollar during the quarter also reflected US currency weakness. The South African price of gold was helped by the improvement in the dollar gold price, but suffered from the stronger rand, with the average price of R104,800/kg down by 2% on the average local price for the first quarter of 2002.

SPOT $/GOLD AND $/EUR INDEX 2002



During the first quarter, a number of elements encouraged investor interest in gold, including economic uncertainty in developed economies, equity market weakness, US monetary policy issues and US dollar weakness, and international tension in the Middle East and the Indian sub-continent. In the second quarter, however, gold benefited most from the fall in the US dollar, with some encouragement from time to time from the problems of the equity markets (and particularly from disclosures by major American companies of past misrepresentations of financial results, which have damaged investor confidence in equity investment).

The gold price rose for most of the second quarter almost perfectly in response to the progressive slide of the US dollar (particularly against the euro), and to successive items of bad news from leading equity markets. Buying on the New York Comex was the most important source of investor and speculator interest in the metal during this period, and net long positions on that exchange increased steadily during April and May, to reach a peak net long position at the beginning of June equal to just over 310t. The graph below reflects the move in both the net open interest on the New York Comex over the past 19 months, and the spot price of gold.

COMEX COTR: Futures and Options as at 16 July 2002
Net Speculative Position



The balance of interest in gold was again materially assisted by gold producers continuing to run down open hedge positions. This process has the effect of both delivering new production off the spot market and adding a certain amount of producer buying to investor demand. This has increased the positive impact on the price of incremental investor buying.

During the last few weeks of the quarter, the gold price stalled and did not respond either to continued dollar weakness or to recurrent bad news from equity markets. There was a measure of profit-taking on Comex which saw open interest on the exchange decline during June, and the spot price of gold fall to just above $310/oz. There was a brief rally in the price to $325/oz in July, but for the moment, the gold price has fallen further, and has moved clearly away from direct linkage to the currency and equity markets.

Notwithstanding weaker prices in June and July, we believe that the favourable market circumstances for gold remain firmly in place, and should continue to support the price of gold going forward.

The impact of the rising price of gold on physical offtake in major markets continues to be negative, and there are indications that physical demand in India for the quarter will have fallen once again. Offtake has also slipped in other areas. However, seasonal factors should assist physical gold demand during the third quarter and for the balance of the year, and the performance of gold offtake for the balance of this year will be an important indicator of how the physical market is dealing with higher and more volatile gold prices.

Currency market activity dominated the quarter. From its strongest point this year of $0.8560 to the euro in February, the US dollar had lost fully 19% in six months against the euro to trade at $1.02 in July.

However, after the 40% appreciation of the US dollar between 1995 and 2001, it seems likely that this correction is not yet complete. Whilst today's circumstances are different from those of 1985 – 1990, when the US dollar lost 50% in value against major currencies, it is nevertheless likely that the dollar has to devalue further against other major currencies before equilibrium is reached.

In this respect, the dollar will not be helped by circumstances in the US today. With the US current account deficit heading to record levels of close to $500bn for 2002, foreign demand for US dollar assets is falling. After the investment boom of the 1990s, foreign investors already own substantial parts of US investment markets, but the recent performance of the equity markets, the numerous scandals affecting major US corporations and the secular downturn in the dollar have all made foreign investors unlikely to invest in the USA and to finance the US deficit further for the moment.

The open hedge position for AngloGold as at 30 June shows a further reduction in the hedge by some 73t or 2.37Moz. Going forward, the company will continue to manage actively the remaining forward contracts in the hedge in order to give the company increased exposure to the firmer spot price of gold.

GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 30 JUNE 2002

As at 30 June 2002, the group had outstanding, the following net forward-pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at an average annual forward rand value based on spot rand/dollar rate of 10.25 available on 30 June 2002.

	Rand Gold kg's sold	R per kg	Dollar Gold kg's sold	$ per oz	AUS Dollar Gold kg's sold	A$ per oz	Total kg's sold	Total oz's sold
12 months ending 31 Dec								
2002	562	67,727	7,353	276	2,757	739	10,672	343,102
2003	21,296	87,053	27,354	325	12,146	523	60,796	1,954,629
2004	15,774	102,113	24,629	315	5,443	537	45,846	1,473,994
2005	14,142	125,395	32,093	322	5,121	650	51,356	1,651,123
2006	9,620	124,987	25,908	327	5,851	606	41,379	1,330,381
Jan 2007 – Dec 2011	16,851	160,304	88,599	354	11,993	527	117,443	3,775,837
	78,245	117,320	205,936	334	43,311	566	327,492	10,529,066

The marked-to-market value of all hedge transactions making up the hedge positions in the above table following all restructuring was a negative R4.38bn (negative $422.81m) as at 30 June 2002. The value was based on a gold price of $312.25 per ounce, exchange rates of R/$10.25 and A$/$0.561 and the prevailing market interest rates and volatilities at the time.

As at 29 July 2002, the marked-to-market value of the hedge book was a negative R3.109bn (negative $294.5m) based on a gold price of $302.50/oz and exchange rates of R/$10.25 and A$/$0.534 and the prevailing market interest rates and volatilities at the time.

Note to AngloGold Hedge Position as at 30 June 2002
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2002.

ANGLOGOLD HEDGE POSITION AS AT 30 JUNE 2002

Year		2002	2003	2004	2005	2006	2007-2011	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	5,466	22,016	23,663	22,147	16,792	43,831	133,915
	$ per oz	$259	$315	$312	$321	$326	$349	$326
Put Options Purchased	Amount (kg)	686	5,808	796	757	563	728	9,338
	$ per oz	$283	$352	$291	$291	$291	$292	$328
	*Delta (kg)	62	3,974	194	167	113	133	4,643
Put Options Sold	Amount (kg)	14,930	12,752	6,221				33,903
	$ per oz	$311	$307	$311				$310
	*Delta (kg)	7,109	4,795	2,254				14,158
Call Options Purchased	Amount (kg)	4,258	4,555	572				9,385
	$ per oz	$349	$351	$360				$350
	*Delta (kg)	743	1,280	188				2,211
Call Options Sold	Amount (kg)	17,191	16,653	6,538	15,825	14,213	67,147	137,567
	$ per oz	$317	$331	$334	$323	$329	$358	$342
	*Delta (kg)	9,677	7,439	3,214	9,779	9,003	44,635	83,747
RAND GOLD								
Forward Contracts	Amount (kg)		17,359	12,476	11,255	6,335	8,274	55,699
	Rand per kg		R84,309	R98,762	R123,852	R121,174	R117,021	R104,589
Put Options Purchased	Amount (kg)	1,094	1,875	1,875	1,875	1,875		8,594
	Rand per kg	R93,603	R93,603	R93,603	R93,603	R93,603		R93,603
	*Delta (kg)	115	150	75	40	26		406
Put Options Sold	Amount (kg)	1,866						1,866
	Rand per kg	R108,204						R108,204
	*Delta (kg)	873						873
Call Options Purchased	Amount (kg)	4,732						4,732
	Rand per kg	R83,652						R83,652
	*Delta (kg)	4,707						4,707
Call Options Sold	Amount (kg)	6,176	4,687	4,688	4,687	4,688	14,930	39,856
	Rand per kg	R85,534	R99,370	R115,285	R131,945	R132,648	R202,056	R145,309
	*Delta (kg)	6,027	3,787	3,223	2,847	3,259	8,577	27,720
AUS DOLLAR (A$) GOLD								
Forward Contracts	Amount (kg)	5,288	12,286	5,443	6,221	9,331	22,395	60,964
	A$ per oz	A$670	A$525	A$537	A$663	A$631	A$604	A$598
Call Options Purchased	Amount (kg)	6,532	3,888		3,110	6,221	15,863	35,614
	A$ per oz	A$722	A$701		A$724	A$673	A$692	A$698
	*Delta (kg)	614	758		1,100	3,480	10,402	16,354
Call Options Sold	Amount (kg)	2,488	3,110					5,598
	A$ per oz	A$590	A$700					A$651
	*Delta (kg)	619	618					1,237
Put Options Sold	Amount (kg)	5,288						5,288
	A$ per oz	A$564						A$564
	*Delta (kg)	2,536						2,536
RAND DOLLAR (000)								
Forward Contracts	Amount ($)							
	Rand / $							
Put Options Purchased	Amount ($)	20,000						20,000
	Rand per $	R 8.06						R 8.06
	*Delta ($)	0						0
Put Options Sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call Options Purchased	Amount ($)	4,000	8,000					12,000
	Rand per $	R 6.60	R 6.94					R 6.83
	*Delta ($)	4,000	7,992					11,992
Call Options Sold	Amount ($)	24,000	8,000					32,000
	Rand per $	R 8.89	R 6.94					R 8.40
	*Delta ($)	24,000	7,992					31,992
AUS DOLLAR (000)								
Forward Contracts	Amount ($)	27,414	29,428	15,970				72,812
	$ per A$	A$0.62	A$0.59	A$0.64				A$0.61

NOTES

The results included herein for the quarter and six months ended 30 June 2002, which are unaudited, have been prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered Accountants. Where appropriate, comparative figures have been restated.

1. During the quarter, 60,100 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme.

2. Orders placed and outstanding on capital contracts as at 30 June 2002 totalled R990m (31 March 2002: R1,072m), equivalent to $95m (31 March 2002: $94m) at the rate of exchange ruling on that date.

3. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.

4. **Acquisition of Perez Companc's entire equity interests in Cerro Vanguardia S.A.**

    Agreement was reached with Perez Companc International ("Perez Companc") to acquire its entire 46.25% equity interests in Cerro Vanguardia S.A. ("CVSA"), for a cash consideration of $90m, which was paid from AngloGold's existing but undrawn debt facilities.

    Perez Companc and AngloGold each owned a 46.25% equity interest in CVSA. CVSA owns the exclusive right to exploit the Cerro Vanguardia Mine, which is located in Patagonia in the Santa Cruz Province of Argentina. AngloGold acquired its interest in CVSA from Minorco in 1999 and participated in the competion of the development and the commissioning of the Cerro Vanguardia Mine, as well as its operation since that time, and is confident of the existing and upside potential of this asset. This transaction, which is immediately accretive to AngloGold's earnings and cash flow, will reduce AngloGold's cash and total operating costs per ounce and further diversify its production, reserve and resource base, in geographical, operational and orebody terms.

    Rationale for the transaction and overview of Cerro Vanguardia Mine:
    For the year ended 31 December 2001, AngloGold's 46.25% interest in CVSA produced:
    - Attributable operating profit including realised non-hedge derivatives of $15m.
    - Attributable earnings before interest, tax, depreciation and amortisation ("EBITDA") of $24m.
    - Attributable gold production of 136,000oz of gold at a total cash cost of $133/oz.

    At 31 December 2001
    - Total ore reserves of the mine were 2.4Moz.
    - Total ore resources were 3.6Moz.

    For the six months ended 30 June 2002
    - Attributable operating profit including realised non-hedge derivatives was $9m.
    - Attributable EBITDA was $14m.
    - Attributable gold production was 62,000oz at a total cash cost of $101/oz.

    Cerro Vanguardia's
    - Current plant throughput is 900,000tpa. However, it is planned to increase this to 1m tpa from 2004 at relatively minimal capital cost.
    - Existing reserve base is sufficient to support a life of mine to 2012.
    - Exploratory drilling has confirmed additional resources of 400,000oz of gold.

5. At the annual general meeting of shareholders held on 30 April 2002, all the ordinary and special resolutions, as specified in the notice of meeting dated 14 March 2002, were passed by the requisite majority of shareholders.

6. **Dividend**

The directors have today declared Interim Dividend No. 92 of 1,350 (Interim Dividend No. 90: 700) South African cents per ordinary share for the six months ended 30 June 2002. In compliance with the requirements of STRATE, the electronic settlement system and custody system used by the JSE Securities Exchange South Africa, the company has determined the following salient dates for the payment of the dividend:

To holders of ordinary shares and to holders of CHESS depositary interests (CDIs): Each CDI represents one-tenth of an ordinary share.

	2002
Currency conversion date for UK pounds and Australian dollars	Thursday 8 August
Last date to trade ordinary shares cum dividend	Friday 16 August
Last date to register transfer of certificated securities cum dividend in the United Kingdom and Australia	Friday 16 August
Ordinary shares trade ex dividend	Monday 19 August
Record date	Friday 23 August
Payment date	Friday 30 August

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' bank accounts which are linked to their safe custody accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Friday, 16 August 2002 and Friday, 23 August 2002, both days inclusive, no transfers between the South African and United Kingdom share registers and between the South African and Australian share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares. Each American Depositary Share (ADS) represents one-half of an ordinary share.

	2002
Ex dividend on New York Stock Exchange	Wednesday 21 August
Record date	Friday 23 August
Approximate date for currency conversion	Friday 30 August
Approximate payment date of dividend	Thursday 12 September

For illustrative purposes, the dividend payable on an ADS was equivalent to 66 US cents at the rate of exchange ruling on Monday, 29 July 2002. This compares with the interim dividend of 38.21 US cents per ADS paid on 9 October 2001.

By order of the Board

R P EDEY
Chairman
30 July 2002

R M GODSELL
Chief Executive Officer

GROUP OPERATING RESULTS

Issued Capital: 111,117,369 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average: 110,739,209 ordinary shares in issue for the period

Statistics are shown in metric units and financial figures in South African rand.

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Six months ended June 2001
GOLD						
UNDERGROUND OPERATIONS						
Tonnes milled	- 000	- reef	3,372	3,088	6,460	9,091
		- waste	-	-	-	2
		- total	3,372	3,088	6,460	9,093
Yield	- g/t	- reef	8.27	8.64	8.45	8.14
		- waste	-	-	-	1.00
		- average	8.27	8.64	8.45	8.14
Gold produced	- kg	- reef	27,871	26,687	54,558	73,982
		- waste	-	-	-	2
		- total	27,871	26,687	54,558	73,984
PRODUCTIVITY						
g/employee		- target	245	237	241	211
		- actual	239	232	236	206
SURFACE AND DUMP RECLAMATION						
Tonnes treated	- 000		9,592	9,621	19,213	26,067
Yield	- g/t		0.30	0.31	0.30	0.32
Gold produced	- kg		2,839	3,021	5,860	8,441
OPEN-PIT OPERATIONS						
Tonnes mined	- 000		27,824	24,828	52,652	38,807
Stripping ratio *			3.33	3.21	3.27	1.86
Tonnes treated	- 000		6,423	5,896	12,319	13,582
Yield	- g/t		2.13	2.22	2.17	1.90
Gold produced	- kg		13,659	13,108	26,767	25,867
TOTAL						
Gold produced	- kg		44,369	42,816	87,185	108,292
Gold sold	- kg		44,271	42,630	86,901	108,004
Price received	- R/kg sold **		102,498	106,181	104,305	73,915
Total cash costs	- R/kg produced		54,177	56,033	55,085	48,061
Total production costs	- R/kg produced		67,645	69,653	68,629	57,309
CAPITAL EXPENDITURE						
	- mining direct		602	514	1 116	929
	- other		107	74	181	195
			709	588	1 297	1 124

* Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated

** Price received includes realised non-hedge derivative gains (losses)

GROUP OPERATING RESULTS

Issued Capital: 111,117,369 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average: 110,739,209 ordinary shares in issue for the period
Statistics are shown in imperial units and financial figures in US dollars.

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Six months ended June 2001
GOLD						
UNDERGROUND OPERATIONS						
Tons milled	- 000	- reef	3,717	3,404	7,121	10,022
		- waste	-	-	-	2
		- total	3,717	3,404	7,121	10,024
Yield	- oz/t	- reef	0.241	0.252	0.246	0.237
		- waste	-	-	-	-
		- average	0.241	0.252	0.246	0.237
Gold produced	- oz 000	- reef	896	858	1,754	2,379
		- waste	-	-	-	-
		- total	896	858	1,754	2,379
PRODUCTIVITY						
oz/employee		- target	7.87	7.62	7.74	6.78
		- actual	7.68	7.47	7.58	6.62
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		10,573	10,606	21,179	28,733
Yield	- oz/t		0.009	0.009	0.009	0.009
Gold produced	- oz 000		91	97	188	271
OPEN-PIT OPERATIONS						
Tons mined	- 000		30,671	27,368	58,039	42,777
Stripping ratio *			3.33	3.21	3.27	1.86
Tons treated	- 000		7,080	6,499	13,579	14,972
Yield	- oz/t		0.062	0.065	0.063	0.056
Gold produced	- oz 000		439	422	861	832
TOTAL						
Gold produced	- oz 000		1,426	1,377	2,803	3,482
Gold sold	- oz 000		1,423	1,371	2,794	3,472
Price received	- $/oz sold **		305	287	296	290
Total cash costs	- $/ounce produced		161	151	156	189
Total production costs	- $/ounce produced		201	188	195	225
Rand/US Dollar average exchange rate			10.46	11.51	10.99	7.93
CAPITAL EXPENDITURE						
	- mining direct		57	45	102	117
	- other		10	6	16	25
			67	51	118	142

* Stripping ratio = (tons mined - tons treated) / tons treated

** Price received includes realised non-hedge derivative gains (losses)

GROUP INCOME STATEMENT

SA Rand million	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Six months ended June 2001
Gold income	4,252	4,291	8,543	8,091
Cost of sales	(2,948)	(2,932)	(5,880)	(6,232)
Cash operating costs	2,359	2,377	4,736	5,116
Other cash costs	60	57	117	119
Total cash costs	2,419	2,434	4,853	5,235
Retrenchment costs	11	14	25	127
Rehabilitation and other non-cash costs	11	15	26	22
Production costs	2,441	2,463	4,904	5,384
Amortisation of mining assets	598	577	1,175	884
Total production costs	3,039	3,040	6,079	6,268
Inventory change	(91)	(108)	(199)	(36)
Operating profit	1,304	1,359	2,663	1,859
Realised non-hedge derivative gains	383	337	720	19
Operating profit including realised non-hedge derivatives	1,687	1,696	3,383	1,878
Corporate administration and other expenses	(55)	(51)	(106)	(89)
Market development costs	(44)	(44)	(88)	(63)
Research and development costs	(4)	(3)	(7)	(10)
Exploration costs	(73)	(70)	(143)	(101)
Interest receivable	111	93	204	82
Other net income (expense)	2	(14)	(12)	(15)
Finance costs	(127)	(133)	(260)	(333)
Unrealised non-hedge derivative gains	5	72	77	62
Abnormal item - settlement of legal claim	(102)	-	(102)	-
Profit before exceptional items	1,400	1,546	2,946	1,411
Amortisation of goodwill	(72)	(81)	(153)	(111)
Debt written-off	-	-	-	(21)
Impairment of mining assets	-	-	-	(3)
Loss on disposal of assets	(5)	(132)	(137)	(38)
Termination of retirement benefit plans	2	-	2	-
Profit on ordinary activities before taxation	1,325	1,333	2,658	1,238
Taxation	(464)	(491)	(955)	(363)
Normal and deferred taxation	(504)	(415)	(919)	(345)
Deferred tax on unrealised non-hedge derivatives	(7)	(29)	(36)	(24)
Taxation on abnormal item	47	-	47	-
Taxation on exceptional items	-	(47)	(47)	6
Profit on ordinary activities after taxation	861	842	1,703	875
Minority interest	(33)	(32)	(65)	(29)
Net profit	828	810	1,638	846
Headline earnings				
The net profit has been adjusted by the following to arrive at headline earnings:				
Net profit	828	810	1,638	846
Amortisation of goodwill	72	81	153	111
Debt written-off	-	-	-	21
Impairment of mining assets	-	-	-	3
Loss on disposal of assets	5	132	137	38
Termination of retirement benefit plans	(2)	-	(2)	-
Taxation on exceptional items	-	47	47	(6)
Headline earnings	903	1,070	1,973	1,013
Unrealised non-hedge derivative gains	(5)	(72)	(77)	(62)
Deferred tax on unrealised non-hedge derivatives	7	29	36	24
Headline earnings before unrealised non-hedge derivatives	905	1,027	1,932	975
Earnings per ordinary share - cents				
- Basic	748	734	1,479	790
- Headline	815	969	1,782	947
- Headline before unrealised non-hedge derivatives	817	930	1,745	911
Dividends declared				
- Rm			1,500	751
- cents per share			1,350	700

GROUP INCOME STATEMENT

US Dollar million	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Six months ended June 2001
Gold income	406	373	779	1 020
Cost of sales	(282)	(255)	(537)	(786)
Cash operating costs	226	206	432	646
Other cash costs	6	5	11	15
Total cash costs	232	211	443	661
Retrenchment costs	1	1	2	16
Rehabilitation and other non-cash costs	1	2	3	2
Production costs	234	214	448	679
Amortisation of mining assets	57	50	107	112
Total production costs	291	264	555	791
Inventory change	(9)	(9)	(18)	(5)
Operating profit	124	118	242	234
Realised non-hedge derivative gains	38	29	67	2
Operating profit including realised non-hedge derivatives	162	147	309	236
Corporate administration and other expenses	(6)	(4)	(10)	(11)
Market development costs	(4)	(4)	(8)	(8)
Research and development costs	(1)	-	(1)	(1)
Exploration costs	(7)	(6)	(13)	(13)
Interest receivable	11	8	19	10
Other net income (expense)	1	(1)	-	(1)
Finance costs	(12)	(12)	(24)	(42)
Unrealised non-hedge derivative gains	1	6	7	8
Abnormal item - settlement of legal claim	(10)	-	(10)	-
Profit before exceptional items	135	134	269	178
Amortisation of goodwill	(7)	(7)	(14)	(14)
Debt written-off	-	-	-	(3)
Impairment of mining assets	-	-	-	-
Loss on disposal of assets	(1)	(11)	(12)	(5)
Termination of retirement benefit plans	-	-	-	-
Profit on ordinary activities before taxation	127	116	243	156
Taxation	(44)	(43)	(87)	(46)
Normal and deferred taxation	(48)	(37)	(85)	(44)
Deferred tax on unrealised non-hedge derivatives	(1)	(2)	(3)	(3)
Taxation on abnormal item	5	-	5	-
Taxation on exceptional items	-	(4)	(4)	1
Profit on ordinary activities after taxation	83	73	156	110
Minority interest	(4)	(2)	(6)	(4)
Net profit	79	71	150	106

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:

Net profit	79	71	150	106
Amortisation of goodwill	7	7	14	14
Debt written-off	-	-	-	3
Impairment of mining assets	-	-	-	-
Loss on disposal of assets	1	11	12	5
Termination of retirement benefit plans	-	-	-	-
Taxation on exceptional items	-	4	4	(1)
Headline earnings	87	93	180	127
Unrealised non-hedge derivative gains	(1)	(6)	(7)	(8)
Deferred tax on unrealised non-hedge derivatives	1	2	3	3
Headline earnings before unrealised non-hedge derivatives	87	89	176	122

Earnings per ordinary share - cents				
- Basic	71	64	135	99
- Headline	79	84	163	119
- Headline before unrealised non-hedge derivatives	79	81	159	114
Dividends declared				
- $m			146	91
- cents per share			132	85

GROUP BALANCE SHEET

June	March	June		June	March	June
2002	2002	2001		2002	2002	2001
SA Rand million				**US Dollar million**		
			ASSETS			
			Non-current assets			
20,382	21,315	19,538	Mining assets	1,965	1,878	2,429
4,093	4,438	3,003	Goodwill	395	391	373
171	154	146	Investments in associates	17	13	18
178	141	59	Other investments	17	12	7
227	228	349	AngloGold Environmental Rehabilitation Trust	22	20	43
492	507	218	Other non-current assets	47	45	27
25,543	26,783	23,313		2,463	2,359	2,897
			Current assets			
3,508	3,794	1,202	Cash and cash equivalents	338	334	149
2,801	2,717	1,137	Financial derivatives	270	239	141
2,575	4,502	1,314	Trade and other receivables*	248	397	163
1,975	1,924	1,586	Inventories	190	170	197
4	106	156	Current portion of other non-current assets	-	9	19
10,863	13,043	5,395		1,046	1,149	669
36,406	39,826	28,708	**Total assets**	3,509	3,508	3,566
			EQUITY AND LIABILITIES			
13,498	12,820	11,567	Shareholders' equity **	1,300	1,130	1,433
317	335	240	Minority interests	31	29	30
13,815	13,155	11,807		1,331	1,159	1,463
			Non-current liabilities			
7,595	8,388	4,220	Borrowings	732	739	525
2,053	2,163	2,145	Provisions	198	191	267
2,919	2,571	4,015	Deferred taxation	282	226	499
12,567	13,122	10,380		1,212	1,156	1,291
			Current liabilities			
5,489	6,176	302	Financial derivatives	529	544	38
2,339	2,995	2,081	Trade and other payables	225	264	259
1,174	2,863	3,819	Current portion of borrowings	113	252	475
1,022	1,515	319	Taxation	99	133	40
10,024	13,549	6,521		966	1,193	812
36,406	39,826	28,708	**Total equity and liabilities**	3,509	3,508	3,566

* March quarter includes proceeds from the disposal of Free State assets

** Shareholders' equity is analysed in the Statement of Changes in Shareholders' Equity on page 18.

GROUP CASH FLOW STATEMENT

Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002		Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
SA Rand million				US Dollar million		
			Cash flows from operating activities			
1,399	2,087	3,486	Cash generated from operations	129	175	304
95	89	184	Interest receivable	9	8	17
(35)	(43)	(78)	Environmental contributions and expenditure	(3)	(4)	(7)
(109)	(116)	(225)	Finance costs	(11)	(10)	(21)
(815)	(68)	(883)	Mining and normal taxation paid	(74)	(6)	(80)
-	(1,223)	(1,223)	Dividends paid	-	(109)	(109)
535	726	1,261	Net cash inflow from operating activities	50	54	104
			Cash flows from investing activities			
(709)	(588)	(1,297)	Capital expenditure	(67)	(51)	(118)
-	1	1	Proceeds from disposal of mining assets	-	-	-
1,554	-	1,554	Net proceeds from disposal of mines	141	-	141
1,819	-	1,819	Proceeds	164	-	164
(265)	-	(265)	Contractual obligations	(23)	-	(23)
(88)	(268)	(356)	Investments acquired	(9)	(23)	(32)
2	1,825	1,827	Proceeds from sale of investments	-	158	158
(4)	(43)	(47)	Loans advanced	-	(4)	(4)
131	21	152	Repayment of loans advanced	12	2	14
886	948	1,834	Net cash inflow from investing activities	77	82	159
			Cash flows from financing activities			
16	68	84	Proceeds from issue of share capital	2	6	8
(3)	(110)	(113)	Share issue expenses	(1)	(10)	(11)
1,522	4,461	5,983	Proceeds from borrowings	158	387	545
(3,109)	(4,475)	(7,584)	Repayment of borrowings	(301)	(389)	(690)
(1,574)	(56)	(1,630)	Net cash outflow from financing activities	(142)	(6)	(148)
(153)	1,618	1,465	Net (decrease) increase in cash and cash equivalents	(15)	130	115
(133)	(108)	(241)	Translation	19	13	32
3,794	2,284	2,284	Opening cash and cash equivalents	334	191	191
3,508	3,794	3,508	**Closing cash and cash equivalents**	338	334	338

Refer to page 18 for notes to the cash flow statement.

NOTES TO THE CASH FLOW STATEMENT

Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002		Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
SA Rand million				US Dollar million		
			Cash generated from operations			
1,325	1,333	2,658	Profit on ordinary activities before taxation	127	116	243
			Adjusted for:			
(104)	(55)	(159)	Non-cash movements	(10)	(5)	(15)
102	-	102	Abnormal item	10	-	10
598	577	1,175	Amortisation of mining assets	57	50	107
(111)	(93)	(204)	Interest receivable	(11)	(8)	(19)
(9)	(3)	(12)	Other net (income) expense	(1)	-	(1)
127	133	260	Finance costs	12	12	24
(108)	(98)	(206)	Movement on non-hedge derivatives	(11)	(9)	(20)
72	81	153	Amortisation of goodwill	7	7	14
5	79	84	Loss on disposal of assets	1	7	8
(2)	-	(2)	Termination of retirement benefit plans	-	-	-
(496)	133	(363)	Movement in working capital	(52)	5	(47)
1,399	2,087	3,486		129	175	304
			Movement in working capital:			
313	(343)	(30)	(Increase) decrease in trade and other receivables	12	(39)	(27)
(51)	(48)	(99)	(Increase) decrease in inventories	(21)	(13)	(34)
(758)	524	(234)	Increase (decrease) in trade and other payables	(43)	57	14
(496)	133	(363)		(52)	5	(47)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary share capital and premium	Non - distributable reserves	Foreign currency translation	Other compre-hensive income	Retained earnings	Total
US Dollar million						
Balance at 31 December 2001	681	12	250	(88)	262	1,117
Movement on other comprehensive income				(100)	-	(100)
Net profit					150	150
Dividends paid					(107)	(107)
Ordinary shares issued	127					127
Transfer from non-distributable reserves		-			-	-
Translation	111	-	(36)		38	113
Balance at 30 June 2002	919	12	214	(188)	343	1,300
SA Rand million						
Balance at 31 December 2001	8,140	143	2,999	(1,057)	3,132	13,357
Movement on other comprehensive income				(890)		(890)
Net profit					1,638	1,638
Dividends paid					(1,223)	(1,223)
Ordinary shares issued	1,394					1,394
Transfer from non-distributable reserves		(8)			8	-
Translation			(778)		-	(778)
Balance at 30 June 2002	9,534	135	2,221	(1,947)	3,555	13,498

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
	Capital expenditure - Rm			Capital expenditure - $m		
SOUTH AFRICAN REGION	**242**	**185**	**427**	**25**	**15**	**40**
VAAL RIVER						
Great Noligwa Mine	11	5	16	2	-	2
Kopanang Mine	24	13	37	2	1	3
Tau Lekoa Mine	3	1	4	-	-	-
Moab Khotsong	102	94	196	10	8	18
ERGO	-	-	-	-	-	-
WEST WITS						
TauTona Mine	20	11	31	2	1	3
Savuka Mine	12	5	17	2	-	2
Mponeng Mine	70	56	126	7	5	12
EAST & WEST AFRICA REGION	**64**	**63**	**127**	**6**	**5**	**11**
Navachab	1	4	5	-	-	-
Sadiola - Attributable 38%	16	29	45	1	3	4
Morila - Attributable 40%	9	3	12	1	-	1
Geita - Attributable 50%	30	16	46	3	1	4
Yatela - Attributable 40%	8	11	19	1	1	2
NORTH AMERICAN REGION	**257**	**255**	**512**	**25**	**22**	**47**
Cripple Creek & Victor J.V.	238	226	464	23	20	43
Jerritt Canyon J.V. - Attributable 70%	18	30	48	1	3	4
Exploration	1	(1)	-	1	(1)	-
SOUTH AMERICAN REGION	**96**	**57**	**153**	**9**	**5**	**14**
Morro Velho	56	34	90	5	3	8
Serra Grande - Attributable 50%	13	10	23	1	1	2
Cerro Vanguardia - Attributable 46.25%	5	1	6	1	-	1
Minorities and exploration	22	12	34	2	1	3
AUSTRALIAN REGION	**42**	**28**	**70**	**3**	**3**	**6**
Sunrise Dam	27	19	46	2	2	4
Boddington - Attributable 33.33%	(1)	1	-	-	-	-
Tanami - Attributable 40%	-	-	-	-	-	-
Union Reefs	-	-	-	-	-	-
Brocks Creek	-	-	-	-	-	-
Exploration	16	8	24	1	1	2
Other	8	-	8	(1)	1	-
ANGLOGOLD GROUP TOTAL	**709**	**588**	**1,297**	**67**	**51**	**118**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
	Yield - g/t			Gold produced - kg		
SOUTH AFRICA REGION *	**8.33**	**8.80**	**8.56**	**26,422**	**26,036**	**52,458**
VAAL RIVER						
Great Noligwa Mine	11.29	11.65	11.46	7,280	7,245	14,525
Kopanang Mine	7.11	7.35	7.23	3,842	3,715	7,557
Tau Lekoa Mine	4.25	4.65	4.43	2,379	2,226	4,605
Surface Operations	0.57	0.56	0.57	816	798	1,614
ERGO	0.24	0.27	0.26	1,997	2,223	4,220
WEST WITS						
TauTona Mine	11.32	12.03	11.68	4,574	4,960	9,534
Savuka Mine	8.09	7.84	7.98	2,219	1,830	4,049
Mponeng Mine	8.10	8.40	8.24	3,290	3,039	6,329
Surface Operations	-	-	-	25	-	25
EAST & WEST AFRICA REGION	**3.35**	**3.66**	**3.50**	**6,961**	**7,044**	**14,005**
Navachab	1.71	2.08	1.88	620	671	1,291
Sadiola - Attributable 38%	2.85	3.45	3.14	1,393	1,546	2,939
Morila - Attributable 40%	5.92	6.31	6.11	1,865	1,850	3,715
Geita - Attributable 50%	3.83	3.60	3.72	2,376	2,159	4,535
Yatela - Attributable 40%	2.44	3.11	2.76	707	818	1,525
NORTH AMERICA REGION	**1.22**	**1.18**	**1.20**	**3,553**	**2,942**	**6,495**
Cripple Creek & Victor J.V.	0.56	0.58	0.57	1,504	1,331	2,835
Jerritt Canyon J.V. - Attributable 70%	8.61	8.57	8.59	2,049	1,611	3,660
SOUTH AMERICA REGION	**7.58**	**7.68**	**7.63**	**3,242**	**3,179**	**6,421**
Morro Velho	6.88	6.48	6.68	1,570	1,435	3,005
Serra Grande - Attributable 50%	8.03	7.74	7.89	743	727	1,470
Cerro Vanguardia - Attributable 46.25%	8.67	10.33	9.47	929	1,017	1,946
AUSTRALIA REGION	**2.73**	**2.35**	**2.54**	**4,191**	**3,615**	**7,806**
Sunrise Dam	3.75	3.07	3.40	3,189	2,638	5,827
Boddington - Attributable 33.33%	-	-	-	(1)	43	42
Tanami - Attributable 40%	-	-	-	-	-	-
Union Reefs	1.46	1.38	1.42	1,003	934	1,937
ANGLOGOLD GROUP				**44,369**	**42,816**	**87,185**

* Yield excludes surface operations.

KEY OPERATING RESULTS
PER REGION

	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
SA Rand / Metric	Productivity per employee - g			Gold sold - kg		
SOUTH AFRICA REGION				**26,342**	**26,005**	**52,347**
VAAL RIVER						
Great Noligwa Mine	258	262	260	7,228	7,240	14,468
Kopanang Mine	169	164	167	3,814	3,712	7,526
Tau Lekoa Mine	171	162	167	2,361	2,225	4,586
Surface Operations	445	488	465	810	798	1,608
ERGO	581	636	609	1,998	2,223	4,221
WEST WITS						
TauTona Mine	268	284	276	4,584	4,949	9,533
Savuka Mine	154	131	143	2,224	1,826	4,050
Mponeng Mine	190	184	187	3,298	3,032	6,330
Surface Operations	-	-	-	25	-	25
EAST & WEST AFRICA REGION				**6,779**	**6,917**	**13,696**
Navachab	597	653	625	620	671	1,291
Sadiola - Attributable 38%	2,746	2,812	2,780	1,317	1,454	2,771
Morila - Attributable 40%	2,484	2,842	2,650	1,826	1,850	3,676
Geita - Attributable 50%	1,428	1,437	1,433	2,376	2,159	4,535
Yatela - Attributable 40%	1,220	1,608	1,401	640	783	1,423
NORTH AMERICA REGION				**3,553**	**2,942**	**6,495**
Cripple Creek & Victor J.V.	1,572	1,421	1,497	1,504	1,331	2,835
Jerritt Canyon J.V. - Attributable 70%	2,359	1,875	2,119	2,049	1,611	3,660
SOUTH AMERICA REGION				**3,289**	**3,158**	**6,447**
Morro Velho	458	382	418	1,576	1,395	2,971
Serra Grande - Attributable 50%	949	929	939	765	728	1,493
Cerro Vanguardia - Attributable 46.25%	1,668	1,905	1,784	948	1,035	1,983
AUSTRALIA REGION				**4,308**	**3,608**	**7,916**
Sunrise Dam	3,417	2,748	3,078	3,298	2,620	5,918
Boddington - Attributable 33.33%	-	403	214	10	53	63
Tanami - Attributable 40%	-	-	-	-	-	-
Union Reefs	2,085	1,761	1,915	1,000	935	1,935
ANGLOGOLD GROUP				**44,271**	**42,630**	**86,901**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICA REGION	**51,234**	**50,471**	**50,855**	**57,567**	**56,640**	**57,107**
VAAL RIVER						
Great Noligwa Mine	38,158	37,007	37,584	41,291	40,474	40,883
Kopanang Mine	52,552	50,121	51,357	58,135	56,387	57,276
Tau Lekoa Mine	64,149	63,346	63,761	75,568	75,136	75,359
Surface Operations	42,706	41,114	41,919	45,704	44,031	44,877
ERGO	60,268	58,904	59,550	67,045	64,963	65,948
WEST WITS						
TauTona Mine	45,499	44,662	45,064	49,032	47,863	48,424
Savuka Mine	69,422	77,211	72,942	73,208	80,699	76,593
Mponeng Mine	61,937	63,200	62,543	78,767	78,968	78,863
Surface Operations	6,231	-	7,057	6,231	-	7,057
EAST & WEST AFRICA REGION	**48,413**	**47,001**	**47,687**	**67,328**	**67,806**	**67,553**
Navachab	55,127	42,934	48,790	59,276	46,727	52,753
Sadiola - Attributable 38%	48,836	49,523	49,197	74,372	74,601	74,493
Morila - Attributable 40%	36,209	36,992	36,599	62,239	66,345	64,284
Geita - Attributable 50%	56,681	57,593	57,115	71,809	74,433	73,058
Yatela - Attributable 40%	59,690	52,986	56,094	72,073	70,309	71,127
NORTH AMERICA REGION	**71,804**	**94,122**	**81,914**	**111,091**	**133,867**	**121,408**
Cripple Creek & Victor J.V.	64,835	73,681	68,990	112,898	117,112	114,877
Jerritt Canyon J.V. - Attributable 70%	75,078	108,780	89,908	107,928	145,478	124,451
SOUTH AMERICA REGION	**43,351**	**46,313**	**44,818**	**68,562**	**73,383**	**70,949**
Morro Velho	46,922	53,887	50,249	68,311	78,812	73,327
Serra Grande - Attributable 50%	36,456	40,248	38,332	55,348	61,904	58,591
Cerro Vanguardia - Attributable 46.25%	36,641	34,557	35,552	71,469	66,730	68,994
AUSTRALIA REGION	**62,458**	**72,674**	**67,189**	**80,891**	**92,875**	**86,441**
Sunrise Dam	56,392	66,094	60,785	73,485	84,073	78,279
Boddington - Attributable 33.33%	-	52,041	60,372	-	93,763	102,863
Tanami - Attributable 40%	-	-	-	-	-	-
Union Reefs	74,285	83,441	78,699	91,966	105,235	98,362
ANGLOGOLD GROUP	**54,177**	**56,033**	**55,085**	**67,645**	**69,653**	**68,629**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
	Operating profit - Rm			Operating profit non-hedge - Rm *		
SOUTH AFRICA REGION						
VAAL RIVER						
Great Noligwa Mine	348	359	707	433	444	877
Kopanang Mine	117	126	243	161	170	331
Tau Lekoa Mine	28	37	65	56	63	119
Surface Operations	35	37	72	46	46	92
ERGO	44	56	100	67	82	149
WEST WITS						
TauTona Mine	183	215	398	234	273	507
Savuka Mine	34	19	53	62	40	102
Mponeng Mine	36	38	74	74	74	148
Surface Operations	2	-	2	2	-	2
EAST & WEST AFRICA REGION						
Navachab	28	38	66	28	38	66
Sadiola - Attributable 38%	38	47	85	36	49	85
Morila - Attributable 40%	71	74	145	71	74	145
Geita - Attributable 50%	59	67	126	60	70	130
Yatela - Attributable 40%	20	30	50	20	30	50
NORTH AMERICA REGION						
Cripple Creek & Victor J.V.	(7)	11	4	2	11	13
Jerritt Canyon J.V. - Attributable 70%	(7)	(25)	(32)	5	(25)	(20)
SOUTH AMERICA REGION						
Morro Velho	64	69	133	71	74	145
Serra Grande - Attributable 50%	41	45	86	44	48	92
Cerro Vanguardia - Attributable 46.25%	40	55	95	39	59	98
AUSTRALIA REGION						
Sunrise Dam	93	47	140	131	58	189
Boddington - Attributable 33.33%	1	-	1	1	-	1
Tanami - Attributable 40%	(1)	(2)	(3)	(1)	(2)	(3)
Union Reefs	(2)	(3)	(5)	11	1	12
Other	39	19	58	34	19	53
ANGLOGOLD GROUP TOTAL	**1,304**	**1,359**	**2,663**	**1,687**	**1,696**	**3,383**
* Operating profit including realised non-hedge derivative gains (losses)						

KEY OPERATING RESULTS
PER REGION

	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
US Dollar / Imperial		Yield - oz/t			Gold produced - oz 000	
SOUTH AFRICA REGION *	**0.243**	**0.257**	**0.250**	**850**	**837**	**1,687**
VAAL RIVER						
Great Noligwa Mine	0.329	0.340	0.334	234	233	467
Kopanang Mine	0.207	0.214	0.211	124	119	243
Tau Lekoa Mine	0.124	0.136	0.129	76	72	148
Surface Operations	0.017	0.016	0.017	26	26	52
ERGO	0.007	0.008	0.008	65	71	136
WEST WITS						
TauTona Mine	0.330	0.351	0.341	148	159	307
Savuka Mine	0.236	0.229	0.233	71	59	130
Mponeng Mine	0.236	0.245	0.240	105	98	203
Surface Operations	-	-	-	1	-	1
EAST & WEST AFRICA REGION	**0.098**	**0.107**	**0.102**	**223**	**227**	**450**
Navachab	0.050	0.061	0.055	20	22	42
Sadiola - Attributable 38%	0.083	0.101	0.091	44	50	94
Morila - Attributable 40%	0.173	0.184	0.178	60	59	119
Geita - Attributable 50%	0.112	0.105	0.109	77	69	146
Yatela - Attributable 40%	0.071	0.091	0.081	22	27	49
NORTH AMERICA REGION	**0.035**	**0.034**	**0.035**	**114**	**95**	**209**
Cripple Creek & Victor J.V.	0.016	0.017	0.017	48	43	91
Jerritt Canyon J.V. - Attributable 70%	0.251	0.250	0.251	66	52	118
SOUTH AMERICA REGION	**0.221**	**0.224**	**0.223**	**104**	**102**	**206**
Morro Velho	0.201	0.189	0.195	51	46	97
Serra Grande - Attributable 50%	0.234	0.226	0.230	24	23	47
Cerro Vanguardia - Attributable 46.25%	0.253	0.301	0.276	29	33	62
AUSTRALIA REGION	**0.080**	**0.069**	**0.074**	**135**	**116**	**251**
Sunrise Dam	0.109	0.089	0.099	102	85	187
Boddington - Attributable 33.33%	-	-	-	1	1	2
Tanami - Attributable 40%	-	-	-	-	-	-
Union Reefs	0.043	0.040	0.041	32	30	62
ANGLOGOLD GROUP				**1,426**	**1,377**	**2,803**

* Yield excludes surface operations.

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
	Productivity per employee - oz			Gold sold - oz 000		
SOUTH AFRICA REGION				**847**	**836**	**1,683**
VAAL RIVER						
Great Noligwa Mine	8.30	8.42	8.36	232	233	465
Kopanang Mine	5.43	5.28	5.36	123	119	242
Tau Lekoa Mine	5.49	5.22	5.36	75	72	147
Surface Operations	14.32	15.69	14.96	26	26	52
ERGO	18.68	20.46	19.58	65	71	136
WEST WITS						
TauTona Mine	8.63	9.12	8.88	147	159	306
Savuka Mine	4.95	4.22	4.59	71	59	130
Mponeng Mine	6.11	5.91	6.01	107	97	204
Surface Operations	-	-	-	1	-	1
EAST & WEST AFRICA REGION				**218**	**222**	**440**
Navachab	19.20	20.98	20.09	19	22	41
Sadiola - Attributable 38%	88.30	90.40	89.39	42	47	89
Morila - Attributable 40%	79.85	91.36	85.20	59	59	118
Geita - Attributable 50%	45.92	46.21	46.06	77	69	146
Yatela - Attributable 40%	39.21	51.69	45.04	21	25	46
NORTH AMERICA REGION				**114**	**95**	**209**
Cripple Creek & Victor J.V.	50.55	45.69	48.14	48	43	91
Jerritt Canyon J.V. - Attributable 70%	75.85	60.29	68.12	66	52	118
SOUTH AMERICA REGION				**106**	**102**	**208**
Morro Velho	14.73	12.27	13.44	51	45	96
Serra Grande - Attributable 50%	30.52	29.87	30.20	24	24	48
Cerro Vanguardia - Attributable 46.25%	53.63	61.24	57.35	31	33	64
AUSTRALIA REGION				**138**	**116**	**254**
Sunrise Dam	109.87	88.35	98.96	106	84	190
Boddington - Attributable 33.33%	-	12.94	6.89	-	2	2
Tanami - Attributable 40%	-	-	-	-	-	-
Union Reefs	67.04	56.63	61.58	32	30	62
ANGLOGOLD GROUP				**1,423**	**1,371**	**2,794**

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICA REGION	**152**	**136**	**144**	**171**	**153**	**162**
VAAL RIVER						
Great Noligwa Mine	113	100	107	123	109	116
Kopanang Mine	156	135	146	173	152	163
Tau Lekoa Mine	191	171	181	225	203	214
Surface Operations	127	111	119	136	119	127
ERGO	179	159	169	199	175	187
WEST WITS						
TauTona Mine	135	121	128	146	129	137
Savuka Mine	207	209	208	218	218	218
Mponeng Mine	184	171	178	234	213	224
Surface Operations	18	-	21	18	-	21
EAST & WEST AFRICA REGION	**144**	**127**	**135**	**200**	**183**	**192**
Navachab	164	116	139	177	126	150
Sadiola - Attributable 38%	145	134	139	221	202	211
Morila - Attributable 40%	108	100	104	185	179	182
Geita - Attributable 50%	168	156	162	213	201	207
Yatela - Attributable 40%	178	143	159	214	190	201
NORTH AMERICA REGION	**213**	**254**	**232**	**330**	**362**	**345**
Cripple Creek & Victor J.V.	193	199	196	336	317	327
Jerritt Canyon J.V. - Attributable 70%	223	294	254	321	393	353
SOUTH AMERICA REGION	**129**	**125**	**127**	**204**	**198**	**201**
Morro Velho	139	146	142	203	213	208
Serra Grande - Attributable 50%	108	109	109	164	167	166
Cerro Vanguardia - Attributable 46.25%	109	93	101	212	180	196
AUSTRALIA REGION	**186**	**196**	**191**	**241**	**251**	**246**
Sunrise Dam	168	179	173	219	227	223
Boddington - Attributable 33.33%	-	140	164	-	252	278
Tanami - Attributable 40%	-	-	-	-	-	-
Union Reefs	222	225	223	274	284	279
ANGLOGOLD GROUP	**161**	**151**	**156**	**201**	**188**	**195**

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
	Operating profit - $m			Operating profit non-hedge - $m *		
SOUTH AFRICA REGION						
VAAL RIVER						
Great Noligwa Mine	34	31	65	42	38	80
Kopanang Mine	11	11	22	15	15	30
Tau Lekoa Mine	4	3	7	6	5	11
Surface Operations	4	3	7	4	4	8
ERGO	4	5	9	7	7	14
WEST WITS						
TauTona Mine	18	19	37	22	24	46
Savuka Mine	3	2	5	5	4	9
Mponeng Mine	4	3	7	7	6	13
Surface Operations	-	-	-	-	-	-
EAST & WEST AFRICA REGION						
Navachab	3	3	6	3	3	6
Sadiola - Attributable 38%	4	4	8	4	4	8
Morila - Attributable 40%	7	6	13	7	6	13
Geita - Attributable 50%	6	6	12	6	6	12
Yatela - Attributable 40%	2	3	5	2	3	5
NORTH AMERICA REGION						
Cripple Creek & Victor J.V.	(1)	1	-	-	1	1
Jerritt Canyon J.V. - Attributable 70%	(1)	(2)	(3)	-	(2)	(2)
SOUTH AMERICA REGION						
Morro Velho	6	6	12	7	6	13
Serra Grande - Attributable 50%	4	4	8	4	4	8
Cerro Vanguardia - Attributable 46.25%	4	5	9	4	5	9
AUSTRALIA REGION						
Sunrise Dam	9	4	13	13	5	18
Boddington - Attributable 33.33%	-	-	-	-	-	-
Tanami - Attributable 40%	-	-	-	-	-	-
Union Reefs	(1)	-	(1)	1	-	1
Other	-	1	1	3	3	6
ANGLOGOLD GROUP TOTAL	**124**	**118**	**242**	**162**	**147**	**309**

* Operating profit including realised
non-hedge derivative gains (losses)

SHAFT SINKING

	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
Statistics are shown in metric units	metres		
MOAB KHOTSONG MINE			
Main shaft			
Advance	21	48	69
Depth to date (below collar)	3,112	3,091	3,112
Rock / ventilation sub-vertical shaft			
Depth to date	939	939	939
Station cutting	-	-	-
MPONENG MINE			
Sub Shaft 1			
Depth to date	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening			
Advance	-	-	-
Depth to date	-	27	27

Statistics are shown in imperial units	feet		
MOAB KHOTSONG MINE			
Main shaft			
Advance	68	159	227
Depth to date (below collar)	10,210	10,142	10,210
Rock / ventilation sub-vertical shaft			
Depth to date	3,080	3,080	3,080
Station cutting	-	-	-
MPONENG MINE			
Sub Shaft 1			
Depth to date	3,965	3,965	3,965
Sub Shaft Vent Shaft Deepening			
Advance	-	-	-
Depth to date	-	89	89

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended June 2002

Statistics are shown in metric units

	Advance	Sampled					
	metres	metres	channel	gold		uranium	
			width cm	g/t	cm.g/t	kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	5,158	588	115.30	23.36	2,693	1.20	138.37
"C" reef	51	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	9,188	980	14.00	144.00	2,016	7.17	100.33
"C" reef	61	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	4,011	188	113.40	9.92	1,125	0.15	17.48
Moab Khotsong Mine							
Vaal reef	1,476	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	29	-	-	-	-	-	-
Carbon Leader reef	4,515	92	23.40	315.73	7,388	2.69	62.91
Savuka Mine							
Ventersdorp Contact reef	795	-	-	-	-	-	-
Carbon Leader reef	1,121	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	6,221	578	91.10	22.93	2,089	-	-

Statistics are shown in imperial units

	Advance	Sampled					
	feet	feet	channel	gold		uranium	
			width inches	oz/t	ft.oz/t	lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	16,923	1,929	45.39	0.68	2.58	2.40	9.08
"C" reef	168	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	30,144	3,215	5.51	4.20	1.93	14.34	6.59
"C" reef	199	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	13,160	617	44.65	0.29	1.08	0.30	1.12
Moab Khotsong Mine							
Vaal reef	4,842	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	94	-	-	-	-	-	-
Carbon Leader reef	14,812	302	9.21	9.21	7.07	5.38	4.13
Savuka Mine							
Ventersdorp Contact reef	2,607	-	-	-	-	-	-
Carbon Leader reef	3,677	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	20,410	1,896	35.87	0.67	2.00	-	-

SOUTH AFRICA REGION
VAAL RIVER

		Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
GREAT NOLIGWA MINE		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Area mined - 000	- m2 / - ft2	107	102	209	1,155	1,098	2,253
Milled - 000	- tonnes / - tons						
	- reef	645	622	1,267	711	686	1,397
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	645	622	1,267	711	686	1,397
Yield	- g/t / - oz/t						
	- reef	11.29	11.65	11.46	0.329	0.340	0.334
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- average	11.29	11.65	11.46	0.329	0.340	0.334
Gold produced	- kg / - oz 000						
	- reef	7,280	7,245	14,525	234	233	467
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	7,280	7,245	14,525	234	233	467
Gold sold	- kg / - oz 000 - total	7,228	7,240	14,468	232	233	465
Price received	- R/kg / - $/oz - sold	100,605	101,410	101,005	299	274	287
Total cash costs	- R / - $ - ton milled	431	431	431	37	34	36
	- R/kg / - $/oz - produced	38,158	37,007	37,584	113	100	107
Total production costs	- R/kg / - $/oz - produced	41,291	40,474	40,883	123	109	116
PRODUCTIVITY							
per employee	- g / - oz - target	278	254	266	8.95	8.16	8.55
	- actual	258	262	260	8.30	8.42	8.36
per employee	- m2 / - ft2 - target	3.85	3.44	3.64	41.45	37.04	39.23
	- actual	3.81	3.69	3.75	40.97	39.72	40.35
FINANCIAL RESULTS (MILLION)							
Gold income		643	649	1,292	62	56	118
Cost of sales		295	290	585	28	25	53
Cash operating costs		274	266	540	26	23	49
Other cash costs		4	2	6	1	-	1
Total cash costs		278	268	546	27	23	50
Retrenchment costs		2	2	4	-	-	-
Rehabilitation and other non-cash costs		5	2	7	1	-	1
Production costs		285	272	557	28	23	51
Amortisation of mining assets		16	21	37	1	2	3
Inventory change		(6)	(3)	(9)	(1)	-	(1)
Operating profit		348	359	707	34	31	65
Realised non-hedge derivative gains (losses)		85	85	170	8	7	15
Operating profit including realised non-hedge derivatives		433	444	877	42	38	80
Capital expenditure		11	5	16	2	-	2

SOUTH AFRICA REGION
VAAL RIVER

				Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
KOPANANG MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		118	101	219	1,270	1,084	2,354
Milled - 000	- tonnes	/ - tons							
	- reef			540	506	1,046	596	557	1,153
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			540	506	1,046	596	557	1,153
Yield	- g/t	/ - oz/t							
	- reef			7.11	7.35	7.23	0.207	0.214	0.211
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			7.11	7.35	7.23	0.207	0.214	0.211
Gold produced	- kg	/ - oz 000							
	- reef			3,842	3,715	7,557	124	119	243
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			3,842	3,715	7,557	124	119	243
Gold sold	- kg	/ - oz 000	- total	3,814	3,712	7,526	123	119	242
Price received	- R/kg	/ - $/oz	- sold	100,581	101,896	101,230	299	276	287
Total cash costs	- R	/ - $	- ton milled	374	368	371	32	29	31
	- R/kg	/ - $/oz	- produced	52,552	50,121	51,357	156	135	146
Total production costs	- R/kg	/ - $/oz	- produced	58,135	56,387	57,276	173	152	163
PRODUCTIVITY									
per employee	- g	/ - oz	- target	174	173	174	5.60	5.57	5.58
			- actual	169	164	167	5.43	5.28	5.36
per employee	- m2	/ - ft2	- target	4.82	4.85	4.84	51.93	52.21	52.07
			- actual	5.19	4.45	4.82	55.87	47.93	51.92
FINANCIAL RESULTS (MILLION)									
Gold income				339	335	674	32	29	61
Cost of sales				222	209	431	21	18	39
Cash operating costs				200	184	384	19	16	35
Other cash costs				2	2	4	-	-	-
Total cash costs				202	186	388	19	16	35
Retrenchment costs				2	3	5	-	-	-
Rehabilitation and other non-cash costs				4	3	7	1	-	1
Production costs				208	192	400	20	16	36
Amortisation of mining assets				15	18	33	1	2	3
Inventory change				(1)	(1)	(2)	-	-	-
Operating profit				117	126	243	11	11	22
Realised non-hedge derivative gains (losses)				44	44	88	4	4	8
Operating profit including realised non-hedge derivatives				161	170	331	15	15	30
Capital expenditure				24	13	37	2	1	3

SOUTH AFRICA REGION
VAAL RIVER

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
TAU LEKOA MINE			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2 / - ft2		105	92	197	1,134	987	2,121
Milled - 000	- tonnes / - tons							
	- reef		560	479	1,039	617	528	1,145
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		560	479	1,039	617	528	1,145
Yield	- g/t / - oz/t							
	- reef		4.25	4.65	4.43	0.124	0.136	0.129
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		4.25	4.65	4.43	0.124	0.136	0.129
Gold produced	- kg / - oz 000							
	- reef		2,379	2,226	4,605	76	72	148
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		2,379	2,226	4,605	76	72	148
Gold sold	- kg / - oz 000	- total	2,361	2,225	4,586	75	72	147
Price received	- R/kg / - $/oz	- sold	100,622	102,474	101,520	300	277	289
Total cash costs	- R / - $	- ton milled	272	295	283	24	23	23
	- R/kg / - $/oz	- produced	64,149	63,346	63,761	191	171	181
Total production costs	- R/kg / - $/oz	- produced	75,568	75,136	75,359	225	203	214
PRODUCTIVITY								
per employee	- g / - oz	- target	189	175	182	6.09	5.63	5.86
		- actual	171	162	167	5.49	5.22	5.36
per employee	- m2 / - ft2	- target	7.96	7.25	7.60	85.71	77.99	81.85
		- actual	7.56	6.69	7.13	81.39	71.96	76.72
FINANCIAL RESULTS (MILLION)								
Gold income			210	202	412	21	17	38
Cost of sales			182	165	347	17	14	31
Cash operating costs			151	140	291	15	12	27
Other cash costs			2	1	3	-	-	-
Total cash costs			153	141	294	15	12	27
Retrenchment costs			2	2	4	-	-	-
Rehabilitation and other non-cash costs			3	2	5	-	-	-
Production costs			158	145	303	15	12	27
Amortisation of mining assets			22	22	44	2	2	4
Inventory change			2	(2)	-	-	-	-
Operating profit			28	37	65	4	3	7
Realised non-hedge derivative gains (losses)			28	26	54	2	2	4
Operating profit including realised non-hedge derivatives			56	63	119	6	5	11
Capital expenditure			3	1	4	-	-	-

SOUTH AFRICA REGION
VAAL RIVER

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
SURFACE OPERATIONS			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons						
	- reclamation from rehabilitation		-	-	-	-	-	-
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		1,435	1,416	2,851	1,582	1,561	3,143
	- total		1,435	1,416	2,851	1,582	1,561	3,143
Yield	- g/t	/ - oz/t						
	- reclamation from rehabilitation		-	-	-	-	-	-
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		0.57	0.56	0.57	0.017	0.016	0.017
	- average		0.57	0.56	0.57	0.017	0.016	0.017
Gold produced	- kg	/ - oz 000						
	- reclamation from rehabilitation		-	-	-	-	-	-
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		816	798	1,614	26	26	52
	- total		816	798	1,614	26	26	52
Gold sold	- kg / - oz 000	- total	810	798	1,608	26	26	52
Price received	- R/kg / - $/oz	- sold	100,668	102,096	101,379	299	275	288
Total cash costs *	- R / - $	- ton milled	24	23	24	2	2	2
	- R/kg / - $/oz	- produced	42,706	41,114	41,919	127	111	119
Total production costs	- R/kg / - $/oz	- produced	45,704	44,031	44,877	136	119	127
PRODUCTIVITY								
per employee	- g	/ - oz - target	418	412	415	13.44	13.25	13.34
		- actual	445	488	465	14.32	15.69	14.96
per employee	- m2	/ - ft2 - target	-	-	-	-	-	-
		- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)								
Gold income			72	72	144	7	6	13
Cost of sales			37	35	72	3	3	6
Cash operating costs			35	33	68	3	3	6
Other cash costs			-	-	-	-	-	-
Total cash costs			35	33	68	3	3	6
Retrenchment costs			-	-	-	-	-	-
Rehabilitation and other non-cash costs			3	2	5	-	-	-
Production costs			38	35	73	3	3	6
Amortisation of mining assets			-	-	-	-	-	-
Inventory change			(1)	-	(1)	-	-	-
Operating profit			35	37	72	4	3	7
Realised non-hedge derivative gains (losses)			11	9	20	-	1	1
Operating profit including realised non-hedge derivatives			46	46	92	4	4	8
Capital expenditure			102	94	196	10	8	18

* Excludes reclamation from rehabilitation

SOUTH AFRICA REGION
ERGO

				Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Material treated	- tonnes	/ - tons	- 000	8,156	8,205	16,361	8,991	9,044	18,035
Yield	- g/t	/ - oz/t		0.24	0.27	0.26	0.007	0.008	0.008
Gold produced	- kg	/ - oz 000		1,997	2,223	4,220	65	71	136
Gold sold	- kg	/ - oz 000		1,998	2,223	4,221	65	71	136
Price received	- R/kg	/ - $/oz	- sold	100,644	102,912	101,839	299	278	288
Total cash costs	- R	/ - $	- ton treated	15	16	15	1	1	1
	- R/kg	/ - $/oz	- produced	60,268	58,904	59,550	179	159	169
Total production costs	- R/kg	/ - $/oz	- produced	67,045	64,963	65,948	199	175	187
PRODUCTIVITY									
per employee	- g	/ - oz	- target	536	535	536	17.23	17.21	17.22
			- actual	581	636	609	18.68	20.46	19.58
FINANCIAL RESULTS (MILLION)									
Gold income				178	203	381	17	18	35
Cost of sales				134	147	281	13	13	26
Cash operating costs				119	130	249	11	12	23
Other cash costs				1	1	2	-	-	-
Total cash costs				120	131	251	11	12	23
Retrenchment costs				1	1	2	-	-	-
Rehabilitation and other non-cash costs				8	9	17	1	1	2
Production costs				129	141	270	12	13	25
Amortisation of mining assets				4	4	8	1	-	1
Inventory change				1	2	3	-	-	-
Operating profit				44	56	100	4	5	9
Realised non-hedge derivative gains (losses)				23	26	49	3	2	5
Operating profit including realised non-hedge derivatives				67	82	149	7	7	14
Capital expenditure				-	-	-	-	-	-

SOUTH AFRICA REGION
WEST WITS

TAUTONA MINE				Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		73	72	145	786	773	1,559
Milled - 000	- tonnes	/ - tons							
	- reef			404	412	816	445	455	900
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			404	412	816	445	455	900
Yield	- g/t	/ - oz/t							
	- reef			11.32	12.03	11.68	0.330	0.351	0.341
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			11.32	12.03	11.68	0.330	0.351	0.341
Gold produced	- kg	/ - oz 000							
	- reef			4,574	4,960	9,534	148	159	307
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			4,574	4,960	9,534	148	159	307
Gold sold	- kg	/ - oz 000	- total	4,584	4,949	9,533	147	159	306
Price received	- R/kg	/ - $/oz	- sold	100,772	102,207	101,517	299	276	287
Total cash costs	- R	/ - $	- ton milled	515	537	526	45	42	44
	- R/kg	/ - $/oz	- produced	45,499	44,662	45,064	135	121	128
Total production costs	- R/kg	/ - $/oz	- produced	49,032	47,863	48,424	146	129	137
PRODUCTIVITY									
per employee	- g	/ - oz	- target	283	272	277	9.09	8.76	8.92
			- actual	268	284	276	8.63	9.12	8.88
per employee	- m2	/ - ft2	- target	4.40	4.23	4.32	47.36	45.57	46.46
			- actual	4.29	4.11	4.20	46.15	44.21	45.17
FINANCIAL RESULTS (MILLION)									
Gold income				411	448	859	39	39	78
Cost of sales				228	233	461	21	20	41
Cash operating costs				206	220	426	20	19	39
Other cash costs				2	2	4	-	-	-
Total cash costs				208	222	430	20	19	39
Retrenchment costs				2	4	6	-	-	-
Rehabilitation and other non-cash costs				2	-	2	-	-	-
Production costs				212	226	438	20	19	39
Amortisation of mining assets				12	12	24	1	1	2
Inventory change				4	(5)	(1)	-	-	-
Operating profit				183	215	398	18	19	37
Realised non-hedge derivative gains (losses)				51	58	109	4	5	9
Operating profit including realised non-hedge derivatives				234	273	507	22	24	46
Capital expenditure				20	11	31	2	1	3

SOUTH AFRICA REGION
WEST WITS

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
SAVUKA MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	53	43	96	568	465	1,033
Milled - 000	- tonnes / - tons							
	- reef		275	233	508	303	257	560
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		275	233	508	303	257	560
Yield	- g/t	/ - oz/t						
	- reef		8.09	7.84	7.98	0.236	0.229	0.233
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		8.09	7.84	7.98	0.236	0.229	0.233
Gold produced	- kg	/ - oz 000						
	- reef		2,219	1,830	4,049	71	59	130
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		2,219	1,830	4,049	71	59	130
Gold sold	- kg	/ - oz 000 - total	2,224	1,826	4,050	71	59	130
Price received	- R/kg	/ - $/oz - sold	100,618	102,196	101,329	299	276	289
Total cash costs	- R	/ - $ - ton milled	562	605	582	49	48	48
	- R/kg	/ - $/oz - produced	69,422	77,211	72,942	207	209	208
Total production costs	- R/kg	/ - $/oz - produced	73,208	80,699	76,593	218	218	218
PRODUCTIVITY								
per employee	- g	/ - oz - target	139	119	129	4.46	3.84	4.15
		- actual	154	131	143	4.95	4.22	4.59
per employee	- m2	/ - ft2 - target	4.38	3.74	4.06	47.17	40.23	43.70
		- actual	3.66	3.10	3.38	39.41	33.35	36.43
FINANCIAL RESULTS (MILLION)								
Gold income			198	165	363	19	14	33
Cost of sales			164	146	310	16	12	28
Cash operating costs			153	140	293	15	12	27
Other cash costs			2	1	3	-	-	-
Total cash costs			155	141	296	15	12	27
Retrenchment costs			1	1	2	-	-	-
Rehabilitation and other non-cash costs			1	-	1	-	-	-
Production costs			157	142	299	15	12	27
Amortisation of mining assets			7	5	12	1	-	1
Inventory change			-	(1)	(1)	-	-	-
Operating profit			34	19	53	3	2	5
Realised non-hedge derivative gains (losses)			28	21	49	2	2	4
Operating profit including realised non-hedge derivatives			62	40	102	5	4	9
Capital expenditure			12	5	17	2	-	2

SOUTH AFRICA REGION
WEST WITS

		Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
MPONENG MINE		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Area mined - 000	- m2 / - ft2	72	64	136	782	684	1,466
Milled - 000	- tonnes / - tons						
	- reef	406	362	768	448	399	847
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	406	362	768	448	399	847
Yield	- g/t / - oz/t						
	- reef	8.10	8.40	8.24	0.236	0.245	0.240
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- average	8.10	8.40	8.24	0.236	0.245	0.240
Gold produced	- kg / - oz 000						
	- reef	3,290	3,039	6,329	105	98	203
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	3,290	3,039	6,329	105	98	203
Gold sold	- kg / - oz 000 - total	3,298	3,032	6,330	107	97	204
Price received	- R/kg / - $/oz - sold	100,652	102,049	101,321	299	276	288
Total cash costs	- R / - $ - ton milled	501	531	515	43	42	43
	- R/kg / - $/oz - produced	61,937	63,200	62,543	184	171	178
Total production costs	- R/kg / - $/oz - produced	78,767	78,968	78,863	234	213	224
PRODUCTIVITY							
per employee	- g / - oz - target	179	199	189	5.76	6.39	6.07
	- actual	190	184	187	6.11	5.91	6.01
per employee	- m2 / - ft2 - target	4.39	4.32	4.35	47.20	46.48	46.84
	- actual	4.19	3.85	4.02	45.10	41.42	43.30
FINANCIAL RESULTS (MILLION)							
Gold income		294	274	568	28	24	52
Cost of sales		258	236	494	24	21	45
Cash operating costs		201	191	392	19	17	36
Other cash costs		2	1	3	-	-	-
Total cash costs		203	192	395	19	17	36
Retrenchment costs		2	1	3	-	-	-
Rehabilitation and other non-cash costs		1	1	2	-	-	-
Production costs		206	194	400	19	17	36
Amortisation of mining assets		53	46	99	5	4	9
Inventory change		(1)	(4)	(5)	-	-	-
Operating profit		36	38	74	4	3	7
Realised non-hedge derivative gains (losses)		38	36	74	3	3	6
Operating profit including realised non-hedge derivatives		74	74	148	7	6	13
Capital expenditure		70	56	126	7	5	12

SOUTH AFRICA REGION
WEST WITS

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
SURFACE OPERATIONS			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons						
	- reclamation from rehabilitation		-	-	-	-	-	-
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		-	-	-	-	-	-
Yield	- g/t	/ - oz/t						
	- reclamation from rehabilitation		-	-	-	-	-	-
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		-	-	-	-	-	-
Gold produced	- kg	/ - oz 000						
	- reclamation from rehabilitation		-	-	-	-	-	-
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		25	-	25	1	-	1
	- total		25	-	25	1	-	1
Gold sold	- kg	/ - oz 000 - total	25	-	25	1	-	1
Price received	- R/kg	/ - $/oz - sold	97,874	-	97,874	299	-	299
Total cash costs*	- R	/ - $ - ton milled	-	-	-	-	-	-
	- R/kg	/ - $/oz - produced	6,231	-	7,057	18	-	21
Total production costs	- R/kg	/ - $/oz - produced	6,231	-	7,057	18	-	21
PRODUCTIVITY								
per employee	- g	/ - oz - target	-	-	-	-	-	-
		- actual	-	-	-	-	-	-
per employee	- m2	/ - ft2 - target	-	-	-	-	-	-
		- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)								
Gold income			2	-	2	-	-	-
Cost of sales			-	-	-	-	-	-
Cash operating costs			-	-	-	-	-	-
Other cash costs			-	-	-	-	-	-
Total cash costs			-	-	-	-	-	-
Retrenchment costs			-	-	-	-	-	-
Rehabilitation and other non-cash costs			-	-	-	-	-	-
Production costs			-	-	-	-	-	-
Amortisation of mining assets			-	-	-	-	-	-
Inventory change			-	-	-	-	-	-
Operating profit			2	-	2	-	-	-
Realised non-hedge derivative gains (losses)			-	-	-	-	-	-
Operating profit including realised non-hedge derivatives			2	-	2	-	-	-
Capital expenditure			-	-	-	-	-	-

* Excludes reclamation from rehabilitation

EAST & WEST AFRICA REGION

		Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
NAVACHAB		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	1,026	697	1,723	1,131	768	1,899
Volume mined - 000	- bcm / - bcy	367	253	620	479	332	811
Stripping ratio	- t (mined - treated) / t treated	1.82	1.16	1.51	1.82	1.16	1.51
Treated - 000	- tonnes / - tons	363	323	686	400	356	756
Yield	- g/t / - oz/t	1.71	2.08	1.88	0.050	0.061	0.055
Gold produced	- kg / - oz 000	620	671	1,291	20	22	42
Gold sold	- kg / - oz 000	620	671	1,291	19	22	41
Price received	- R/kg / - $/oz - sold	102,307	103,753	103,058	307	280	293
Total cash costs	- R/kg / - $/oz - produced	55,127	42,934	48,790	164	116	139
Total production costs - R/kg	/ - $/oz - produced	59,276	46,727	52,753	177	126	150
PRODUCTIVITY							
per employee	- g / - oz - target	570	539	554	18.31	17.32	17.81
	- actual	597	653	625	19.20	20.98	20.09
FINANCIAL RESULTS (MILLION)							
Gold income		63	70	133	6	6	12
Cost of sales		35	32	67	3	3	6
Cash operating costs		34	28	62	3	3	6
Other cash costs		1	-	1	-	-	-
Total cash costs		35	28	63	3	3	6
Rehabilitation and other non-cash costs		-	-	-	-	-	-
Production costs		35	28	63	3	3	6
Amortisation of mining assets		3	2	5	-	-	-
Inventory change		(3)	2	(1)	-	-	-
Operating profit		28	38	66	3	3	6
Realised non-hedge derivative gains (losses)		-	-	-	-	-	-
Operating profit including realised non-hedge derivatives		28	38	66	3	3	6
Capital expenditure		1	4	5	-	-	-

EAST & WEST AFRICA REGION

		Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
SADIOLA - Attributable 38%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	1,544	1,477	3,021	1,702	1,628	3,330
Volume mined - 000	- bcm / - bcy	816	791	1,607	1,068	1,034	2,102
Stripping ratio	- t (mined - treated) / t treated	2.16	2.29	2.22	2.16	2.29	2.22
Treated - 000	- tonnes / - tons	489	448	937	539	494	1,033
Yield	- g/t / - oz/t	2.85	3.45	3.14	0.083	0.101	0.091
Gold produced	- kg / - oz 000	1,393	1,546	2,939	44	50	94
Gold sold	- kg / - oz 000	1,317	1,454	2,771	42	47	89
Price received	- R/kg / - $/oz - sold	101,198	109,968	105,813	299	297	298
Total cash costs	- R/kg / - $/oz - produced	48,836	49,523	49,197	145	134	139
Total production costs	- R/kg / - $/oz - produced	74,372	74,601	74,493	221	202	211
PRODUCTIVITY							
per employee	- g / - oz - target	2 279	2 548	2 414	73.27	81.93	77.60
	- actual	2 746	2 812	2 780	88.30	90.40	89.39
FINANCIAL RESULTS (MILLION)							
Gold income		136	158	294	13	14	27
Cost of sales		98	111	209	9	10	19
Cash operating costs		58	66	124	5	6	11
Other cash costs		10	11	21	1	1	2
Total cash costs		68	77	145	6	7	13
Rehabilitation and other non-cash costs		1	1	2	-	-	-
Production costs		69	78	147	6	7	13
Amortisation of mining assets		34	38	72	4	3	7
Inventory change		(5)	(5)	(10)	(1)	-	(1)
Operating profit		38	47	85	4	4	8
Realised non-hedge derivative gains (losses)		(2)	2	-	-	-	-
Operating profit including realised non-hedge derivatives		36	49	85	4	4	8
Capital expenditure		16	29	45	1	3	4

		Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
MORILA - Attributable 40%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	2,599	3,262	5,861	2,866	3,595	6,461
Volume mined - 000	- bcm / - bcy	1,068	1,305	2,373	1,396	1,707	3,103
Stripping ratio	- t (mined - treated) / t treated	7.25	10.13	8.64	7.25	10.13	8.64
Treated - 000	- tonnes / - tons	315	293	608	347	323	670
Yield	- g/t / - oz/t	5.92	6.31	6.11	0.173	0.184	0.178
Gold produced	- kg / - oz 000	1,865	1,850	3,715	60	59	119
Gold sold	- kg / - oz 000	1,826	1,850	3,676	59	59	118
Price received	- R/kg / - $/oz - sold	101,662	108,056	104,879	304	292	298
Total cash costs	- R/kg / - $/oz - produced	36,209	36,992	36,599	108	100	104
Total production costs	- R/kg / - $/oz - produced	62,239	66,345	64,284	185	179	182
PRODUCTIVITY							
per employee	- g / - oz - target	2 839	2 725	2 782	91.27	87.62	89.45
	- actual	2 484	2 842	2 650	79.85	91.36	85.20
FINANCIAL RESULTS (MILLION)							
Gold income		186	200	386	18	17	35
Cost of sales		115	126	241	11	11	22
Cash operating costs		54	55	109	5	5	10
Other cash costs		13	14	27	2	1	3
Total cash costs		67	69	136	7	6	13
Rehabilitation and other non-cash costs		1	1	2	-	-	-
Production costs		68	70	138	7	6	13
Amortisation of mining assets		48	53	101	4	5	9
Inventory change		(1)	3	2	-	-	-
Operating profit		71	74	145	7	6	13
Realised non-hedge derivative gains (losses)		-	-	-	-	-	-
Operating profit including realised non-hedge derivatives		71	74	145	7	6	13
Capital expenditure		9	3	12	1	-	1

EAST & WEST AFRICA REGION

		Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
GEITA - Attributable 50%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	5,666	3,371	9,037	6,245	3,716	9,961
Volume mined - 000	- bcm / - bcy	2,356	1,440	3,796	3,082	1,884	4,966
Stripping ratio	- t (mined - treated) / t treated	8.13	4.63	6.41	8.13	4.63	6.41
Treated - 000	- tonnes / - tons	620	599	1,219	684	660	1,344
Yield	- g/t / - oz/t	3.83	3.60	3.72	0.112	0.105	0.109
Gold produced	- kg / - oz 000	2,376	2,159	4,535	77	69	146
Gold sold	- kg / - oz 000	2,376	2,159	4,535	77	69	146
Price received	- R/kg / - $/oz - sold	96,965	106,753	101,617	289	288	289
Total cash costs	- R/kg / - $/oz - produced	56,681	57,593	57,115	168	156	162
Total production costs	- R/kg / - $/oz - produced	71,809	74,433	73,058	213	201	207
PRODUCTIVITY							
per employee	- g / - oz - target	1 657	1 530	1 593	53.26	49.18	51.22
	- actual	1 428	1 437	1 433	45.92	46.21	46.06
FINANCIAL RESULTS (MILLION)							
Gold income		228	228	456	22	20	42
Cost of sales		169	161	330	16	14	30
Cash operating costs		125	116	241	12	10	22
Other cash costs		10	8	18	1	1	2
Total cash costs		135	124	259	13	11	24
Rehabilitation and other non-cash costs		1	2	3	-	-	-
Production costs		136	126	262	13	11	24
Amortisation of mining assets		34	35	69	3	3	6
Inventory change		(1)	-	(1)	-	-	-
Operating profit		59	67	126	6	6	12
Realised non-hedge derivative gains (losses)		1	3	4	-	-	-
Operating profit including realised non-hedge derivatives		60	70	130	6	6	12
Capital expenditure		30	16	46	3	1	4

EAST & WEST AFRICA REGION

	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
YATELA - Attributable 40%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - 000 - tonnes / - tons	1,563	1,655	3,218	1,723	1,824	3,547
Volume mined - 000 - bcm / - bcy	770	814	1,584	1,008	1,064	2,072
Stripping ratio - t (mined - treated) / t treated	4.39	5.30	4.82	4.39	5.30	4.82
Treated - 000 - tonnes / - tons	290	263	553	319	290	609
Yield - g/t / - oz/t	2.44	3.11	2.76	0.071	0.091	0.081
Gold produced - kg / - oz 000	707	818	1,525	22	27	49
Gold sold - kg / - oz 000	640	783	1,423	21	25	46
Price received - R/kg / - $/oz - sold	105,600	107,075	106,412	313	290	300
Total cash costs - R/kg / - $/oz - produced	59,690	52,986	56,094	178	143	159
Total production costs - R/kg / - $/oz - produced	72,073	70,309	71,127	214	190	201
PRODUCTIVITY						
per employee - g / - oz - target	1 511	1 344	1 428	48.58	43.21	45.90
- actual	1 220	1 608	1 401	39.21	51.69	45.04
FINANCIAL RESULTS (MILLION)						
Gold income	67	84	151	6	8	14
Cost of sales	47	54	101	4	5	9
Cash operating costs	38	37	75	4	3	7
Other cash costs	5	6	11	-	1	1
Total cash costs	43	43	86	4	4	8
Rehabilitation and other non-cash costs	1	1	2	-	-	-
Production costs	44	44	88	4	4	8
Amortisation of mining assets	8	13	21	1	1	2
Inventory change	(5)	(3)	(8)	(1)	-	(1)
Operating profit	20	30	50	2	3	5
Realised non-hedge derivative gains (losses)	-	-	-	-	-	-
Operating profit including realised non-hedge derivatives	20	30	50	2	3	5
Capital expenditure	8	11	19	1	1	2

NORTH AMERICA REGION

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
CRIPPLE CREEK & VICTOR J.V.			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes	/ - tons	-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons	-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	-	-	-	-
Gold produced	- kg	/ - oz 000	-	-	-	-	-	-
Open-pit Operations								
Mined - 000	- tonnes	/ - tons	12,228	10,840	23,068	13,479	11,949	25,428
Stripping ratio	- t (mined - treated) / t treated		3.55	3.70	3.62	3.55	3.70	3.62
Treated - 000	- tonnes	/ - tons	2,685	2,307	4,992	2,960	2,543	5,503
Gold in ore	- kg	/ - oz 000	5,334	3,714	9,048	172	119	291
Yield	- g/t	/ - oz/t	0.56	0.58	0.57	0.016	0.017	0.017
Gold produced	- kg	/ - oz 000	1,504	1,331	2,835	48	43	91
Total								
Yield	- g/t	/ - oz/t	0.56	0.58	0.57	0.016	0.017	0.017
Gold produced	- kg	/ - oz 000	1,504	1,331	2,835	48	43	91
Gold sold	- kg	/ - oz 000	1,504	1,331	2,835	48	43	91
Price received	- R/kg	/ - $/oz - sold	114,624	125,304	119,640	342	339	340
Total cash costs	- R/kg	/ - $/oz - produced	64,835	73,681	68,990	193	199	196
Total production costs	- R/kg	/ - $/oz - produced	112,898	117,112	114,877	336	317	327
PRODUCTIVITY								
per employee	- g	/ - oz - target	2,024	1,786	1,906	65.09	57.42	61.27
		- actual	1,572	1,421	1,497	50.55	45.69	48.14
FINANCIAL RESULTS (MILLION)								
Gold income			163	167	330	15	15	30
Cost of sales			170	156	326	16	14	30
Cash operating costs			153	165	318	15	14	29
Other cash costs			-	-	-	-	-	-
Total cash costs			153	165	318	15	14	29
Rehabilitation and other non-cash costs			(37)	(26)	(63)	(4)	(2)	(6)
Production costs			116	139	255	11	12	23
Amortisation of mining assets			109	84	193	10	8	18
Inventory change			(55)	(67)	(122)	(5)	(6)	(11)
Operating profit			(7)	11	4	(1)	1	-
Realised non-hedge derivative gains (losses)			9	-	9	1	-	1
Operating profit including realised non-hedge derivatives			2	11	13	-	1	1
Capital expenditure			238	226	464	23	20	43

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.
* Total cash cost calculation includes inventory change

NORTH AMERICA REGION

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
JERRITT CANYON J.V. - Attributable 70%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes	/ - tons	240	213	453	265	235	500
Treated - 000	- tonnes	/ - tons	238	188	426	263	207	470
Gold in ore	- kg	/ - oz 000	2,137	1,734	3,871	68	56	124
Yield	- g/t	/ - oz/t	8.61	8.57	8.59	0.251	0.250	0.251
Gold produced	- kg	/ - oz 000	2,049	1,611	3,660	66	52	118
Open-pit Operations								
Mined	- tonnes / - tons	- 000	-	-	-	-	-	-
Stripping ratio	- t (mined - treated) / t treated		-	-	-	-	-	-
Treated	- tonnes / - tons	- 000	-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	-	-	-	-
Gold produced	- kg	/ - oz 000	-	-	-	-	-	-
Total								
Yield	- g/t	/ - oz/t	8.61	8.57	8.59	0.251	0.250	0.251
Gold produced	- kg	/ - oz 000	2,049	1,611	3,660	66	52	118
Gold sold	- kg	/ - oz 000	2,049	1,611	3,660	66	52	118
Price received	- R/kg	/ - $/oz - sold	114,433	125,612	119,192	342	339	340
Total cash costs	- R/kg	/ - $/oz - produced	75,078	108,780	89,908	223	294	254
Total production costs	- R/kg	/ - $/oz - produced	107,928	145,478	124,451	321	393	353
PRODUCTIVITY								
per employee	- g	/ - oz - target	2,295	2,468	2,381	73.78	79.33	76.56
		- actual	2,359	1,875	2,119	75.85	60.29	68.12
FINANCIAL RESULTS (MILLION)								
Gold income			222	202	424	21	18	39
Cost of sales			229	227	456	22	20	42
Cash operating costs			154	175	329	15	15	30
Other cash costs			-	-	-	-	-	-
Total cash costs			154	175	329	15	15	30
Rehabilitation and other non-cash costs			3	5	8	-	1	1
Production costs			157	180	337	15	16	31
Amortisation of mining assets			63	55	118	6	5	11
Inventory change			9	(8)	1	1	(1)	-
Operating profit			(7)	(25)	(32)	(1)	(2)	(3)
Realised non-hedge derivative gains (losses)			12	-	12	1	-	1
Operating profit including realised non-hedge derivatives			5	(25)	(20)	-	(2)	(2)
Capital expenditure			18	30	48	1	3	4

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

SOUTH AMERICA REGION

				Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
MORRO VELHO				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined - 000	- tonnes	/ - tons		212	193	405	234	212	446
Treated - 000	- tonnes	/ - tons		212	191	403	233	212	445
Gold in ore	- kg	/ - oz 000		1,652	1,432	3,084	53	46	99
Yield	- g/t	/ - oz/t		7.08	6.94	7.01	0.206	0.202	0.204
Gold produced	- kg	/ - oz 000		1,496	1,334	2,830	48	43	91
Open-pit Operations									
Mined - 000	- tonnes	/ - tons		269	549	818	296	605	901
Stripping ratio	- t (mined - treated) / t treated			14.95	17.86	16.79	14.95	17.86	16.79
Treated - 000	- tonnes	/ - tons		17	29	46	19	32	51
Gold in ore	- kg	/ - oz 000		93	107	200	3	3	6
Yield	- g/t	/ - oz/t		4.37	3.48	3.81	0.128	0.101	0.111
Gold produced	- kg	/ - oz 000		74	101	175	3	3	6
Total									
Yield	- g/t	/ - oz/t		6.88	6.48	6.68	0.201	0.189	0.195
Gold produced	- kg	/ - oz 000		1,570	1,435	3,005	51	46	97
Gold sold	- kg	/ - oz 000		1,576	1,395	2,971	51	45	96
Price received	- R/kg	/ - $/oz	- sold	113,417	129,283	120,677	338	349	343
Total cash costs	- R/kg	/ - $/oz	- produced	46,922	53,887	50,249	139	146	142
Total production costs	- R/kg	/ - $/oz	- produced	68,311	78,812	73,327	203	213	208
PRODUCTIVITY									
per employee	- g	/ - oz	- target	407	345	374	13.08	11.10	12.03
			- actual	458	382	418	14.73	12.27	13.44
FINANCIAL RESULTS (MILLION)									
Gold income				172	175	347	16	15	31
Cost of sales				108	106	214	10	9	19
Cash operating costs				72	76	148	7	7	14
Other cash costs				2	1	3	-	-	-
Total cash costs				74	77	151	7	7	14
Rehabilitation and other non-cash costs				1	2	3	-	-	-
Production costs				75	79	154	7	7	14
Amortisation of mining assets				32	34	66	3	3	6
Inventory change				1	(7)	(6)	-	(1)	(1)
Operating profit				64	69	133	6	6	12
Realised non-hedge derivative gains (losses)				7	5	12	1	-	1
Operating profit including realised non-hedge derivatives				71	74	145	7	6	13
Capital expenditure				56	34	90	5	3	8

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICA REGION

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
SERRA GRANDE - Attributable 50%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes / - tons		91	91	182	100	100	200
Treated - 000	- tonnes / - tons		92	94	186	102	103	205
Gold in ore	- kg / - oz 000		758	764	1,522	24	25	49
Yield	- g/t / - oz/t		8.03	7.74	7.89	0.234	0.226	0.230
Gold produced	- kg / - oz 000		743	727	1,470	24	23	47
Open-pit Operations								
Mined - 000	- tonnes / - tons		-	-	-	-	-	-
Stripping ratio	- t (mined - treated) / t treated		-	-	-	-	-	-
Treated - 000	- tonnes / - tons		-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Total								
Yield	- g/t / - oz/t		8.03	7.74	7.89	0.234	0.226	0.230
Gold produced	- kg / - oz 000		743	727	1,470	24	23	47
Gold sold	- kg / - oz 000		765	728	1,493	24	24	48
Price received	- R/kg / - $/oz	- sold	112,870	129,238	121,158	336	349	344
Total cash costs	- R/kg / - $/oz	- produced	36,456	40,248	38,332	108	109	109
Total production costs	- R/kg / - $/oz	- produced	55,348	61,904	58,591	164	167	166
PRODUCTIVITY								
per employee	- g / - oz	- target	895	885	890	28.76	28.44	28.60
		- actual	949	929	939	30.52	29.87	30.20
FINANCIAL RESULTS (MILLION)								
Gold income			83	91	174	8	8	16
Cost of sales			42	46	88	4	4	8
Cash operating costs			25	28	53	2	3	5
Other cash costs			1	2	3	-	-	-
Total cash costs			26	30	56	2	3	5
Rehabilitation and other non-cash costs			1	-	1	-	-	-
Production costs			27	30	57	2	3	5
Amortisation of mining assets			14	15	29	2	1	3
Inventory change			1	1	2	-	-	-
Operating profit			41	45	86	4	4	8
Realised non-hedge derivative gains (losses)			3	3	6	-	-	-
Operating profit including realised non-hedge derivatives			44	48	92	4	4	8
Capital expenditure			13	10	23	1	1	2

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICA REGION

		Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
CERRO VANGUARDIA - Attributable 46.25%		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Underground Operations							
Mined - 000	- tonnes / - tons	-	-	-	-	-	-
Treated - 000	- tonnes / - tons	-	-	-	-	-	-
Gold in ore	- kg / - oz 000	-	-	-	-	-	-
Yield	- g/t / - oz/t	-	-	-	-	-	-
Gold produced	- kg / - oz 000	-	-	-	-	-	-
Open-pit Operations							
Mined - 000	- tonnes / - tons	1,530	1,551	3,081	1,688	1,709	3,397
Stripping ratio	- t (mined - treated) / t treated	13.28	14.77	13.99	13.28	14.77	13.99
Treated - 000	- tonnes / - tons	108	98	206	119	108	227
Gold in ore	- kg / - oz 000	968	1,055	2,023	31	34	65
Yield	- g/t / - oz/t	8.67	10.33	9.47	0.253	0.301	0.276
Gold produced	- kg / - oz 000	929	1,017	1,946	30	33	63
Total							
Yield	- g/t / - oz/t	8.67	10.33	9.47	0.253	0.301	0.276
Gold produced	- kg / - oz 000	929	1,017	1,946	29	33	62
Gold sold	- kg / - oz 000	948	1,035	1,983	31	33	64
Price received	- R/kg / - $/oz - sold	104,507	117,426	111,151	311	317	314
Total cash costs	- R/kg / - $/oz - produced	36,641	34,557	35,552	109	93	101
Total production costs	- R/kg / - $/oz - produced	71,469	66,730	68,994	212	180	196
PRODUCTIVITY							
per employee	- g / - oz - target	1,579	1,561	1,570	50.78	50.20	50.49
	- actual	1,668	1,905	1,784	53.63	61.24	57.35
FINANCIAL RESULTS (MILLION)							
Gold income		109	130	239	11	11	22
Cost of sales		69	75	144	7	6	13
Cash operating costs		27	26	53	3	2	5
Other cash costs		8	9	17	1	-	1
Total cash costs		35	35	70	4	2	6
Rehabilitation and other non-cash costs		1	2	3	-	-	-
Production costs		36	37	73	4	2	6
Amortisation of mining assets		31	31	62	3	3	6
Inventory change		2	7	9	-	1	1
Operating profit		40	55	95	4	5	9
Realised non-hedge derivative gains (losses)		(1)	4	3	-	-	-
Operating profit including realised non-hedge derivatives		39	59	98	4	5	9
Capital expenditure		5	1	6	1	-	1

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

AUSTRALIA REGION

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
SUNRISE DAM			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Volume mined - 000	- bcm	/ - bcy	4,722	4,899	9,621	6,175	6,409	12,584
Treated - 000	- tonnes /	- tons	851	860	1,711	938	948	1,886
Yield	- g/t	/ - oz/t	3.75	3.07	3.40	0.109	0.089	0.099
Gold produced	- kg	/ - oz 000	3,189	2,638	5,827	102	85	187
Gold sold	- kg	/ - oz 000	3,298	2,620	5,918	106	84	190
Price received	- R/kg	/ - $/oz - sold	100,742	101,407	101,084	302	274	290
Total cash costs	- R/kg	/ - $/oz - produced	56,392	66,094	60,785	168	179	173
Total production costs	- R/kg	/ - $/oz - produced	73,485	84,073	78,279	219	227	223
PRODUCTIVITY								
per employee	- g	/ - oz - target	2,044	1,861	1,953	65.71	59.83	62.77
		- actual	3,417	2,748	3,078	109.87	88.35	98.96
FINANCIAL RESULTS (MILLION)								
Gold income			295	255	550	29	22	51
Cost of sales			202	208	410	20	18	38
Cash operating costs			171	168	339	17	14	31
Other cash costs			10	6	16	1	1	2
Total cash costs			181	174	355	18	15	33
Rehabilitation and other non-cash costs			2	2	4	-	-	-
Production costs			183	176	359	18	15	33
Amortisation of mining assets			52	46	98	5	4	9
Inventory change			(33)	(14)	(47)	(3)	(1)	(4)
Operating profit			93	47	140	9	4	13
Realised non-hedge derivative gains (losses)			38	11	49	4	1	5
Operating profit including realised non-hedge derivatives			131	58	189	13	5	18
Capital expenditure			27	19	46	2	2	4

AUSTRALIA REGION

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
BODDINGTON - Attributable 33.33%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Volume mined - 000	- bcm	/ - bcy	-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	-	-	-	-
Gold produced	- kg	/ - oz 000	(1)	43	42	1	1	2
Gold sold	- kg	/ - oz 000	10	53	63	-	2	2
Price received	- R/kg	/ - $/oz - sold	105,461	100,160	99,475	308	270	272
Total cash costs	- R/kg	/ - $/oz - produced	-	52,041	60,372	-	140	164
Total production costs	- R/kg	/ - $/oz - produced	-	93,763	102,863	-	252	278
PRODUCTIVITY								
per employee	- g	/ - oz - target	-	-	-	-	-	-
		- actual	-	403	214	-	12.94	6.89
FINANCIAL RESULTS (MILLION)								
Gold income			1	5	6	-	-	-
Cost of sales			-	5	5	-	-	-
Cash operating costs			-	2	2	-	-	-
Other cash costs			-	-	-	-	-	-
Total cash costs			-	2	2	-	-	-
Rehabilitation and other non-cash costs			-	2	2	-	-	-
Production costs			-	4	4	-	-	-
Amortisation of mining assets			-	-	-	-	-	-
Inventory change			-	1	1	-	-	-
Operating profit			1	-	1	-	-	-
Realised non-hedge derivative gains (losses)			-	-	-	-	-	-
Operating profit including realised non-hedge derivatives			1	-	1	-	-	-
Capital expenditure			(1)	1	-	-	-	-

AUSTRALIA REGION

			Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002	Quarter ended June 2002	Quarter ended March 2002	Six months ended June 2002
UNION REEFS			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Volume mined - 000	- bcm	/ - bcy	636	785	1,421	831	1,027	1,858
Treated - 000	- tonnes	/ - tons	686	676	1,362	756	745	1,501
Yield	- g/t	/ - oz/t	1.46	1.38	1.42	0.043	0.040	0.041
Gold produced	- kg	/ - oz 000	1,003	934	1,937	32	30	62
Gold sold	- kg	/ - oz 000	1,000	935	1,935	32	30	62
Price received	- R/kg	/ - $/oz - sold	102,073	101,327	101,618	304	274	289
Total cash costs	- R/kg	/ - $/oz - produced	74,285	83,441	78,699	222	225	223
Total production costs	- R/kg	/ - $/oz - produced	91,966	105,235	98,362	274	284	279
PRODUCTIVITY								
per employee	- g	/ - oz - target	2,305	2,108	2,207	74.11	67.77	70.94
		- actual	2,085	1,761	1,915	67.04	56.63	61.58
FINANCIAL RESULTS (MILLION)								
Gold income			89	91	180	8	8	16
Cost of sales			91	94	185	9	8	17
Cash operating costs			74	78	152	7	7	14
Other cash costs			-	-	-	-	-	-
Total cash costs			74	78	152	7	7	14
Rehabilitation costs			4	7	11	1	-	1
Production costs			78	85	163	8	7	15
Amortisation of mining assets			13	14	27	1	1	2
Inventory change			-	(5)	(5)	-	-	-
Operating profit			(2)	(3)	(5)	(1)	-	(1)
Realised non-hedge derivative gains (losses)			13	4	17	2	-	2
Operating profit including realised non-hedge derivatives			11	1	12	1	-	1
Capital expenditure			-	-	-	-	-	-

DIRECTORATE AND ADMINISTRATION

DIRECTORS
Executive
R M Godsell   (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams

Non-Executive
R P Edey*   (Chairman)
T J Motlatsi   (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung#
A W Lea   (Alternate: P G Whitcutt)
W A Nairn   (Alternate: A H Calver*)
J Ogilvie Thompson   (Alternate: D D Barber)
N F Oppenheimer
A J Trahar

* British   # American

OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

SHARE REGISTRARS
South Africa
Computershare Investor Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 945 within South Africa
Telephone: +27 11 722 2287 outside South Africa
Fax: 0861 100 951 within South Africa
Fax: +27 11 722 2288 outside South Africa

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
(Previously Melbourne office)
Computershare Investor Services Pty Limited
Level 12, 45 St George's Terrace
Perth 6000, Western Australia
(GPO Box D182
Perth 6840, Western Australia)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 70 10 (in Australia)
Fax: +61 8 9323 2033

ADR DEPOSITARY
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 212 885 3503/2248
Fax: +1 212 571 3050/3052

AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

CONTACTS

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com

67, rue du Rhone
4th Floor
1207 Geneva
Switzerland

Alex Buck
Telephone: +44 20 7664 8712/3
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com

2nd Floor
100 Pall Mall
London SW1Y 5HP
England

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America

Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth WA 6000
(PO Box Z5046, Perth WA6831)
Australia

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

Share Transactions Totally Electronic (“STRATE”)
Dealings and settlements on the JSE Securities Exchange South Africa (“JSE”) are now exclusively in electronic form through the STRATE system such that share certificates are no longer good for delivery on that exchange. Shareholders resident in South Africa who currently retain their share certificates and who may wish to deal on the JSE are advised to dematerialise their shares. AngloGold operates an issuer-sponsored nominee programme, administered by Computershare Custodial Services Limited, which will hold and administer the shares at no cost to the shareholder. A document entitled **STRATE,** which explains more fully the background and objectives of STRATE, the implications of holding dematerialised shares and the procedure to dematerialise shares may be accessed from our website http://www.anglogold.com

***Global Buy*DIRECT^SM^**
The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold.

For additional information, please visit The Bank of New York’s website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or write to:
The Bank of New York
Shareholder Relations Department –
*Global Buy*DIRECT^SM^
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

PRINTED BY INCE (PTY) LTD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                                Name: C R Bull
                                                Title: Company Secretary